UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

Summary

Registration data

1	.	General information	2
2	.	Address	3
3	.	Securities	4
4	.	Auditor information	5
5	.	Share register	6
6	.	Investor relations officer	7
7	.	Shareholders’ department	8

1

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

1.     General information

Company name:	CPFL ENERGIA S.A.
Date of adoption of company name:	08/06/2002
Type:	publicly-held Corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Corporate Taxpayer ID):	02.429.144/0001-93
CVM code:	1866-0
CVM registration date:	05/18/2000
CVM registration status:	Active
Status starting date:	05/18/2000
Country:	Brazil
Country in which the securities
Are held in custody:	Brazil
Other countries in which the securities can be traded

Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding company (Electric Energy)
Description of activity:	Holding company
Issuer’s category:	Category A
Date of registration in the current category:	01/01/2010
Issuer’s status:	Operating
Status starting date:	05/18/2000
Type of ownership control:	Private Holding
Date of last change in ownership control:	11/30/2009
Date of last change of fiscal year:
Month/day of the end of fiscal year:	12/31
Issuer´s web address:	www.cpfl.com.br
Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

2

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

2.     Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

3

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

3.     Securities

Share trading
Trading mkt	Stock exchange
Managing entity	BM&FBOVESPA
Start date	09/29/2004
End date
Trading segment	New Market
Start date	9/29/2004
End date

Debenture trading
Trading mkt	Organized market
Managing entity	CETIP
Start date	05/18/2000
End date
Trading segment	Traditional
Start date	05/19/2000
End date

4

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

4.     Auditor information

Does the issuer have an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian firm
Independent auditor:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ (Corporate Taxpayer ID):	49.928.567/0001-11
Period of service:	03/12/2012
Partner in charge	Marcelo Magalhães Fernandes
Period of service	03/12/2012
CPF (Individual Taxpayer ID)	110.931.498-17

5

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

5.     Share register

Does the company have a service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Period of service:	01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

6

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

6.     Investor relations officer

Name:	Gustavo Estrella
Investor Relations Officer
CPF/CNPJ:	037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

7

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

7.     Shareholders’ department

Contact	Leandro José Cappa de Oliveira
Date when the officer assumed the position:	10/06/2014
Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, email: leandrocappa@cpfl.com.br

8

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Table of Contents
Company Data
Capital Composition	1
Cash dividend	2
Individual financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows – Indirect Method	7
Statement of Changes in Equity
01/01/2016 to 09/30/2016	8
01/01/2015 to 09/30/2015	9
Statements of Value Added	10
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	11
Statement of Financial Position - Liabilities and Equity	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows - Indirect Method	15
Statement of Changes in Equity
01/01/2016 to 09/30/2016	16
01/01/2015 to 09/30/2015	17
Statements of Value Added	18
Comments on performance	24
Notes to Interim financial statements	27
Other relevant information	91
Reports
Independent Auditor’s Report - Unqualified	94

9

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Capital Composition

Number of Shares (In units)	Closing Date 09/30/2016
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Company Data

Cash dividends

Event

Approval

	Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Assets

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2016	Previous Year 12/31/2015
1	Total assets	8,122,327	8,948,469
1.01	Current assets	1,224,914	1,795,763
1.01.01	Cash and cash equivalents	461,727	424,192
1.01.06	Recoverable taxes	75,507	72,885
1.01.06.01	Current recoverable taxes	75,507	72,885
1.01.08	Other current assets	687,680	1,298,686
1.01.08.03	Others	687,680	1,298,686
1.01.08.03.01	Other credits	1,088	943
1.01.08.03.02	Dividends and interest on shareholders’ equity	686,592	1,227,590
1.01.08.03.03	Derivatives	-	70,153
1.02	Noncurrent assets	6,897,413	7,152,706
1.02.01	Noncurrent assets	290,314	211,432
1.02.01.06	Deferred taxes	157,053	140,389
1.02.01.06.02	Deferred taxes credits	157,053	140,389
1.02.01.08	Related parties credits	53,305	2,814
1.02.01.08.02	Subsidiaries credits	53,305	2,814
1.02.01.09	Other noncurrent assets	79,956	68,229
1.02.01.09.03	Escrow deposits	727	630
1.02.01.09.05	Other credits	8,209	14,919
1.02.01.09.07	Advance for future capital increase	71,020	52,680
1.02.02	Investments	6,605,832	6,940,036
1.02.02.01	Permanent equity interests	6,605,832	6,940,036
1.02.02.01.01	Investments in subsidiaries	6,605,832	6,940,036
1.02.03	Property, plant and equipment	1,243	1,215
1.02.03.01	PP&E - in service	892	947
1.02.03.03	PP&E - in progress	351	268
1.02.04	Intangible assets	24	23
1.02.04.01	Intangible assets	24	23

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2016	Previous Year 12/31/2015
2	Total liabilities	8,122,327	8,948,469
2.01	Current liabilities	23,763	1,206,708
2.01.02	Trade payables	745	1,157
2.01.02.01	National Trade payables	745	1,157
2.01.03	Tax Obligations	612	747
2.01.03.01	Federal Tax Obligations	612	747
2.01.03.01.02	PIS (Tax on Revenue)	45	63
2.01.03.01.03	COFINS (Tax on Revenue)	276	391
2.01.03.01.04	Others Federal	291	293
2.01.04	Loans and financing	-	973,252
2.01.04.01	Loans and financing	-	973,252
2.01.04.01.01	Brazilian currency	-	330,164
2.01.04.01.02	Foreign Currency	-	643,088
2.01.05	Other Current liabilities	22,406	231,552
2.01.05.02	Others	22,406	231,552
2.01.05.02.01	Dividends and interest on capital payable	6,081	212,531
2.01.05.02.04	Derivatives	-	981
2.01.05.02.05	Other payable	16,325	18,040
2.02	Noncurrent liabilities	64,030	67,565
2.02.02	Other Noncurrent liabilities	63,151	65,930
2.02.02.02	Others	63,151	65,930
2.02.02.02.04	Other payable	63,151	65,930
2.02.04	Provisions	879	1,635
2.02.04.01	Civil, Labor, Social and Tax Provisions	879	1,635
2.02.04.01.02	Labor and tax provisions	384	1,209
2.02.04.01.04	Civil provisions	495	426
2.03	Shareholders’ equity	8,034,534	7,674,196
2.03.01	Capital	5,741,284	5,348,312
2.03.02	Capital reserves	468,302	468,082
2.03.04	Profit reserves	1,418,366	1,672,481
2.03.04.01	Legal reserves	694,058	694,058
2.03.04.02	Statutory reserves	724,308	978,423
2.03.05	Retained earnings	644,988	-
2.03.08	Other comprehensive income	- 238,406	185,321
2.03.08.01	Accumulated comprehensive income	- 238,406	185,321

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015
3.01	Net Operating revenues	-	1,713	1	1,157
3.03	Gross Operating income	-	1,713	1	1,157
3.04	Gross Operating income (expense)	215,150	741,018	262,689	587,347
3.04.02	General and administrative	(16,083)	(37,025)	(8,161)	(23,422)
3.04.06	Equity income	231,233	778,043	270,850	610,769
3.05	Income before financial income and taxes	215,150	742,731	262,690	588,504
3.06	Financial income / expense	19,631	24,392	5,714	(16,232)
3.06.01	Financial income	25,320	61,707	24,099	49,674
3.06.02	Financial expense	(5,689)	(37,315)	(18,385)	(65,906)
3.07	Income before taxes	234,781	767,123	268,404	572,272
3.08	Income tax and social contribution	(3,216)	(4,398)	(791)	(11,509)
3.08.01	Current	8,100	(21,062)	(95)	(7,751)
3.08.02	Deferred	(11,316)	16,664	(696)	(3,758)
3.09	Net income from continuing operations	231,565	762,725	267,613	560,763
3.11	Net income	231,565	762,725	267,613	560,763

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 06/30/2015	01/01/2015 to 09/30/2015
4.01	Net income	231,565	762,725	267,613	560,763
4.02	Other comprehensive income	-	(404,363)	121,420	121,419
4.02.02	Equity on comprehensive income of subsidiaries	-	(404,363)	121,420	121,419
4.03	Comprehensive income	231,565	358,362	389,033	682,182

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2016 to 09/30/2016	Previous Year 01/01/2015 to 09/30/2015
6.01	Net cash from operating activities	1,250,966	589,246
6.01.01	Cash generated (used) from operations	15,210	26,055
6.01.01.01	Net income, including income tax and social contribution	767,123	572,272
6.01.01.02	Depreciation and amortization	148	123
6.01.01.03	Provision for tax, civil and labor risks	260	1,452
6.01.01.04	Share of profit (loss) of investees	(778,043)	(610,770)
6.01.01.05	Interest on debts, inflation adjusment and exchange rate changes	25,722	62,978
6.01.02	Variation on assets and liabilities	1,235,756	563,191
6.01.02.01	Dividend and interest on shareholders’ equity received	1,300,253	607,349
6.01.02.02	Recoverable taxes	7,170	5,388
6.01.02.03	Escrow deposits	(64)	(116)
6.01.02.04	Other operating assets	7,362	574
6.01.02.05	Trade payables	(412)	(334)
6.01.02.06	Other taxes and social contributions	(135)	344
6.01.02.07	Interest on debts (paid)	(45,470)	(36,858)
6.01.02.08	Income tax and social contribution paid	(27,117)	(9,368)
6.01.02.09	Other operating liabilities	(4,771)	(3,539)
6.01.02.10	Tax, civil and labor risks paid	(1,060)	(249)
6.02	Net cash in investing activities	(115,617)	(72,131)
6.02.01	Acquisition of property, plant and equipment	(572)	(535)
6.02.02	Securities	(400)	-
6.02.04	Loans to subsidiaries and associates	(43,624)	11,095
6.02.05	Capital increase in investments	-	(10)
6.02.06	Purchases of intangible assets	-	(11)
6.02.07	Advance for future capital increase	(71,021)	(82,670)
6.03	Net cash in financing activities	(1,097,814)	(460,154)
6.03.01	Loans, financing and debentures obtained	(888,408)	(1,290,000)
6.03.02	Payments of dividend and interest on shareholders’ equity	(204,695)	(151)
6.03.03	Loans, financing and debentures obtained	-	829,997
6.03.04	Derivative instruments paid	(4,711)	-
6.05	Increase (decrease) in cash and cash equivalents	37,535	56,961
6.05.01	Cash and cash equivalents at beginning of period	424,192	799,775
6.05.02	Cash and cash equivalents at end of period	461,727	856,736

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to September 30, 2016

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.04	Capital transactions with shareholders	392,972	220	(392,972)	1,756	-	1,976
5.04.01	Capital increase	392,972	-	-	-	-	-
5.04.10	Capital increase in subsidiaries with no change in control	-	220	-	-	-	220
5.04.12	Prescribed dividend	-	-	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	762,725	(404,362)	358,363
5.05.01	Net income for the period	-	-	-	762,725	-	762,725
5.05.02	Other comprehensive income	-	-	-	-	(404,362)	(404,362)
5.06	Internal changes in Shareholders' equity	-	-	138,858	(119,493)	(19,365)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	19,365	(19,365)	-
5.06.08	Changes in statutory reserve for the period	-	-	138,858	(138,858)	-	-
5.07	Ending Balances	5,741,284	468,302	1,418,367	644,988	(238,407)	8,034,534

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2015 to September 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.03	Adjusted balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.04	Capital transactions with shareholders	554,888	-	(554,888)	3,135	-	3,135
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-
5.04.12	Prescribed dividend	-	-	-	3,135	-	3,135
5.05	Total Comprehensive Income	-	-	-	560,763	121,419	682,182
5.05.01	Net income for the period	-	-	-	560,763	-	560,763
5.05.02	Other comprehensive income: actuarial gain (loss)	-	-	-	-	121,419	121,419
5.06	Internal changes in Shareholders' equity	-	-	166,448	(146,778)	(19,670)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	19,670	(19,670)	-
5.06.08	Changes in statutory reserve in the year	-	-	166,448	(166,448)	-	-
5.07	Ending Balances	5,348,312	468,082	1,147,696	417,120	247,642	7,628,852

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Value Added

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 09/30/2016	Previous Year 01/01/2015 to 09/30/2015
7.01	Revenues	2,459	1,821
7.01.01	Sales of goods, products and services	1,888	1,274
7.01.02	Revenues related to construction of own assets	571	547
7.02	Inputs	(9,034)	(8,305)
7.02.02	Material-Energy-Outsourced services-Other	(7,269)	(6,128)
7.02.04	Other	(1,765)	(2,177)
7.03	Gross added value	(6,575)	(6,484)
7.04	Retentions	(148)	(123)
7.04.01	Depreciation and amortization	(148)	(123)
7.05	Net added value generated	(6,723)	(6,607)
7.06	Added value received in transfer	844,015	667,429
7.06.01	Equity in subsidiaries	778,043	610,769
7.06.02	Financial income	65,972	56,660
7.07	Added Value to be Distributed	837,292	660,822
7.08	Distribution of Added Value	837,292	660,822
7.08.01	Personnel	24,985	13,095
7.08.01.01	Direct Remuneration	14,583	7,281
7.08.01.02	Benefits	9,338	5,047
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	1,064	767
7.08.02	Taxes, Fees and Contributions	12,668	25,534
7.08.02.01	Federal	12,636	25,512
7.08.02.02	State	32	22
7.08.03	Remuneration on third parties’ capital	36,914	61,431
7.08.03.01	Interest	36,877	61,321
7.08.03.02	Rental	37	110
7.08.04	Remuneration on own capital	762,725	560,762
7.08.04.03	Retained profit / loss for the period	762,725	560,762

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Assets

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2016	Previous Year 12/31/2015
1	Total assets	37,552,701	40,532,471
1.01	Current assets	10,364,766	12,508,652
1.01.01	Cash and cash equivalents	5,344,665	5,682,802
1.01.02	Financial Investments	53,147	23,633
1.01.02.02	Financial Investments at amortized cost	53,147	23,633
1.01.02.02.01	Held to maturity	53,147	23,633
1.01.03	Accounts receivable	3,540,804	3,174,918
1.01.03.01	Consumers	3,540,804	3,174,918
1.01.06	Recoverable taxes	376,849	475,211
1.01.06.01	Current Recoverable taxes	376,849	475,211
1.01.08	Other current assets	1,049,301	3,152,088
1.01.08.03	Other	1,049,301	3,152,088
1.01.08.03.01	Other credits	674,212	959,554
1.01.08.03.02	Derivatives	111,761	627,493
1.01.08.03.04	Dividends and interest on shareholders’ equity	13,424	91,392
1.01.08.03.05	Financial asset of concession	10,563	9,630
1.01.08.03.06	Sector financial asset	239,341	1,464,019
1.02	Noncurrent assets	27,187,935	28,023,819
1.02.01	Noncurrent assets	7,121,194	8,392,634
1.02.01.03	Accounts receivable	141,040	128,946
1.02.01.03.01	Consumers	141,040	128,946
1.02.01.06	Deferred taxes	578,360	334,886
1.02.01.06.02	Deferred taxes credits	578,360	334,886
1.02.01.08	Related parties	46,292	84,265
1.02.01.08.01	Related parties credits	46,292	84,265
1.02.01.09	Other noncurrent assets	6,355,502	7,844,537
1.02.01.09.03	Derivatives	664,538	1,651,260
1.02.01.09.04	Escrow deposits	499,126	1,227,527
1.02.01.09.05	Recoverable taxes	166,102	167,159
1.02.01.09.07	Financial asset of concession	4,222,894	3,597,474
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	635,276	594,518
1.02.01.09.11	Sector financial asset	50,912	489,945
1.02.02	Investments	1,440,262	1,247,631
1.02.02.01	Permanent equity interests	1,440,262	1,247,631
1.02.02.01.01	Investments in subsidiaries	1,440,262	1,247,631
1.02.03	Property, plant and equipment	9,663,465	9,173,217
1.02.03.01	PP&E - in service	8,972,954	8,499,051
1.02.03.03	PP&E - in progress	690,511	674,166
1.02.04	Intangible assets	8,963,014	9,210,337
1.02.04.01	Intangible assets	8,963,014	9,210,337

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2016	Previous Year 12/31/2015
2	Total liabilities	37,552,701	40,532,471
2.01	Current liabilities	7,157,696	9,524,873
2.01.01	Social and Labor Obligations	133,527	79,924
2.01.01.02	Labor Obligations	133,527	79,924
2.01.01.02.01	Estimated Labor Obligation	133,527	79,924
2.01.02	Trade payables	1,943,657	3,161,210
2.01.02.01	National Trade payables	1,943,657	3,161,210
2.01.03	Tax Obligations	671,487	653,342
2.01.03.01	Federal Tax Obligations	280,843	265,126
2.01.03.01.01	Income tax and Social Contribution	126,299	43,249
2.01.03.01.02	PIS (Tax on Revenue)	22,165	33,199
2.01.03.01.03	COFINS (Tax on Revenue)	102,579	159,317
2.01.03.01.04	Others Federal	29,800	29,361
2.01.03.02	State Tax Obligations	386,671	384,151
2.01.03.02.01	ICMS (Tax on Revenue)	386,664	384,151
2.01.03.02.02	Others State	7	-
2.01.03.03	Municipal Tax Obligations	3,973	4,065
2.01.03.03.01	Others Municipal	3,973	4,065
2.01.04	Loans and financing	3,038,189	3,640,314
2.01.04.01	Loans and financing	1,531,693	2,949,922
2.01.04.01.01	Brazilian currency	1,089,466	1,287,278
2.01.04.01.02	Foreign Currency	442,227	1,662,644
2.01.04.02	Debentures	1,506,496	690,392
2.01.04.02.01	Debentures	1,275,079	458,165
2.01.04.02.02	Interest on debentures	231,417	232,227
2.01.05	Other liabilities	1,370,836	1,990,083
2.01.05.02	Others	1,370,836	1,990,083
2.01.05.02.01	Dividends and interest on capital payable	8,211	221,855
2.01.05.02.04	Derivatives	4,548	981
2.01.05.02.05	Sector financial liability	317,091	-
2.01.05.02.06	Public utility	9,941	9,457
2.01.05.02.07	Other payable	737,258	904,971
2.01.05.02.08	Regulatory charges	284,841	852,017
2.01.05.02.09	Post-employment benefit obligation	8,946	802
2.02	Noncurrent liabilities	19,941,335	20,877,460
2.02.01	Loans and financing	16,370,726	18,092,904
2.02.01.01	Loans and financing	11,238,437	11,712,865
2.02.01.01.01	Brazilian currency	6,434,730	6,438,701
2.02.01.01.02	Foreign Currency	4,803,707	5,274,164
2.02.01.02	Debentures	5,132,289	6,380,039
2.02.01.02.01	Debentures	5,106,400	6,363,552
2.02.01.02.02	Interest on debentures	25,889	16,487
2.02.02	Other payable	1,612,250	782,427
2.02.02.02	Other	1,612,250	782,427
2.02.02.02.03	Trade payables	633	633
2.02.02.02.04	Post-employment benefit obligation	857,031	474,318
2.02.02.02.05	Derivatives	129,299	33,205
2.02.02.02.06	Sector financial liability	357,164	-
2.02.02.02.07	Public utility	87,666	83,124
2.02.02.02.08	Other payable	180,457	191,147
2.02.03	Deferred taxes	1,345,092	1,432,594
2.02.03.01	Deferred Income tax and Social Contribution	1,345,092	1,432,594
2.02.04	Provisions	613,267	569,535
2.02.04.01	Civil, Labor, Social and Tax Provisions	613,267	569,535
2.02.04.01.01	Tax Provisions	265,405	184,362
2.02.04.01.02	Labor and pension provisions	145,627	171,990
2.02.04.01.04	Civil provisions	181,056	194,530
2.02.04.01.05	Others	21,179	18,653
2.03	Shareholders´ equity - consolidated	10,453,670	10,130,138
2.03.01	Capital	5,741,284	5,348,312
2.03.02	Capital reserves	468,302	468,082
2.03.04	Profit reserves	1,418,366	1,672,481
2.03.04.01	Legal reserves	694,058	694,058
2.03.04.02	Statutory reserve	724,308	978,423
2.03.05	Retained earnings	644,988	-
2.03.08	Other comprehensive income	(238,407)	185,321
2.03.09	Shareholders Non-controlling interest	2,419,137	2,455,942

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015
3.01	Net Operating revenues	4,737,375	13,402,846	4,967,172	15,419,789
3.02	Cost of electric energy services	(3,657,687)	(10,403,455)	(3,878,610)	(12,520,681)
3.02.01	Cost of electric energy	(2,770,513)	(7,963,080)	(3,140,041)	(10,349,581)
3.02.02	Operating cost	(562,184)	(1,622,816)	(486,029)	(1,402,773)
3.02.03	Services rendered to third parties	(324,990)	(817,559)	(252,540)	(768,327)
3.03	Gross Operating income	1,079,688	2,999,391	1,088,562	2,899,108
3.04	Gross Operating income (expense)	(321,483)	(1,012,431)	(322,802)	(1,107,543)
3.04.01	Sales expenses	(123,680)	(387,775)	(118,385)	(349,785)
3.04.02	General and administrative	(192,069)	(607,198)	(182,980)	(621,666)
3.04.05	Others	(74,560)	(218,402)	(65,041)	(261,077)
3.04.06	Equity income	68,826	200,944	43,604	124,985
3.05	Income before financial income and taxes	758,205	1,986,960	765,760	1,791,565
3.06	Financial income / expense	(371,453)	(802,415)	(346,537)	(900,024)
3.06.01	Financial income	335,467	1,141,838	420,914	1,037,481
3.06.02	Financial expense	(706,920)	(1,944,253)	(767,451)	(1,937,505)
3.07	Income before taxes	386,752	1,184,545	419,223	891,541
3.08	Income tax and social contribution	(117,480)	(442,691)	(139,002)	(378,770)
3.08.01	Current	(219,493)	(771,290)	(71,801)	(270,456)
3.08.02	Deferred	102,013	328,599	(67,201)	(108,314)
3.09	Net income from continuing operations	269,272	741,854	280,221	512,771
3.11	Net income	269,272	741,854	280,221	512,771
3.11.01	Net income attributable to controlling shareholders	231,565	762,725	267,613	560,763
3.11.02	Net income attributable to noncontrolling shareholders	37,707	(20,871)	12,608	(47,992)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 06/30/2015	01/01/2015 to 09/30/2015
4.01	Consolidated profit for the period	269,272	741,854	280,221	512,771
4.02	Other comprehensive income	-	(404,363)	121,419	121,419
4.02.01	Actuarial gains (losses), net of tax effects	-	(404,363)	121,419	121,419
4.03	Consolidated comprehensive income	269,272	337,491	401,640	634,190
4.03.01	Comprehensive income attributable to controlling shareholders	231,565	358,362	389,033	682,182
4.03.02	Comprehensive income attributable to non controlling shareholders	37,707	(20,871)	12,607	(47,992)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2016 to 09/30/2016	YTD previous year 01/01/2015 to 09/30/2015
6.01	Net cash from operating activities	2,757,232	400,897
6.01.01	Cash generated from operations	3,751,617	3,241,548
6.01.01.01	Net income, including income tax and social contribution	1,184,545	891,541
6.01.01.02	Depreciation and amortization	936,569	952,579
6.01.01.03	Reserve for tax, civil, labor and environmental risks	180,905	185,740
6.01.01.04	Interest and monetary and exchange restatement	1,446,963	1,160,977
6.01.01.05	Private pension plan	51,483	49,036
6.01.01.06	Loss (gain) on disposal of noncurrent assets	32,272	27,704
6.01.01.07	Deferred taxes - PIS and COFINS	(8,933)	4,834
6.01.01.08	Other	(1,269)	13
6.01.01.09	Allowance for doubtful accounts	130,026	94,109
6.01.01.10	Equity income	(200,944)	(124,985)
6.01.02	Variation on assets and liabilities	(994,385)	(2,840,651)
6.01.02.01	Consumers, Concessionaires and Licensees	(507,596)	(1,177,907)
6.01.02.02	Recoverable Taxes	113,288	42,877
6.01.02.04	Escrow deposits	755,342	27,270
6.01.02.05	Sector financial asset	2,174,407	(1,271,800)
6.01.02.06	Dividend and interest on shareholders’ equity received	86,282	14,041
6.01.02.07	Receivables - Eletrobras	101,456	(320,945)
6.01.02.08	Concession financial asset (transmission)	(38,005)	(37,322)
6.01.02.09	Other operating assets	125,267	(40,229)
6.01.02.10	Trade payables	(1,217,552)	(121,336)
6.01.02.11	Regulatory charges	(567,176)	1,435,125
6.01.02.12	Tax, civil and labor risks paid	(175,232)	(142,956)
6.01.02.13	Payables - CDE	(37,509)	32,562
6.01.02.14	Income tax and social contribution paid	(687,539)	(252,969)
6.01.02.15	Sector financial liability	247,857	(22,941)
6.01.02.16	Interest paid on debts and debentures	(1,229,949)	(1,183,201)
6.01.02.17	Other taxes and social contributions	(65,534)	162,021
6.01.02.18	Other liabilities with post-employment benefit obligation	(64,990)	(99,731)
6.01.02.19	Other operating liabilities	(7,202)	116,790
6.02	Net cash in investing activities	(1,628,855)	(1,025,619)
6.02.01	Purchases of property, plant and equipment	(845,229)	(312,699)
6.02.02	Securities, pledges and restricted deposits	(114,050)	(114,598)
6.02.04	Purchases of intangible assets	(714,457)	(618,693)
6.02.05	Sale of noncurrent assets	-	9,833
6.02.07	Sale of interest in investees	-	10,454
6.02.08	Loans to subsidiaries and associates	44,881	84
6.03	Net cash in financing activities	(1,466,514)	300,641
6.03.01	Borrowings and debentures obtained	2,290,437	4,178,163
6.03.02	Borrowings and debentures paid	(3,766,909)	(3,737,144)
6.03.03	Payments of dividend and interest on shareholders’ equity	(228,045)	(761)
6.03.04	Capital increase by noncontrolling shareholders	247	-
6.03.05	Business combination payment	(18,752)	(47,941)
6.03.06	Derivative instruments paid	256,508	(91,676)
6.05	Increase (decrease) in cash and cash equivalents	(338,137)	(324,081)
6.05.01	Cash and cash equivalents at beginning of period	5,682,802	4,357,455
6.05.02	Cash and cash equivalents at end of period	5,344,665	4,033,374

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to September 30, 2016

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions within shareholders	392,972	220	(392,972)	1,756	-	1,976	(15,883)	(13,907)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	(16,129)	(16,129)
5.04.10	Capital increase in subsidiaries with no change in control	-	220	-	-	-	220	246	466
5.04.13	Prescribed dividend	-	-	-	1,756	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	762,725	(404,363)	358,362	(20,871)	337,491
5.05.01	Net income for the period	-	-	-	762,725	-	762,725	(20,871)	741,854
5.05.02	Other comprehensive income	-	-	-	-	(404,363)	(404,363)	-	(404,363)
5.06	Internal changes of shareholders equity	-	-	138,858	(119,493)	(19,365)	-	(53)	(53)
5.06.07	Other changes in non-controlling shareholders	-	-	-	-	-	-	(53)	(53)
5.06.08	Changes in statutory reserve in the period	-	-	138,858	(138,858)	-	-	-	-
5.06.10	Realization of deemed cost of fixed assets	-	-	-	29,341	(29,341)	-	-	-
5.06.11	Tax on deemed cost realization	-	-	-	(9,976)	9,976	-	-	-
5.07	Ending balance	5,741,284	468,302	1,418,367	644,988	(238,408)	8,034,533	2,419,136	10,453,669

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2015 to September 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,453,794	9,397,329
5.03	Adjusted opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,453,794	9,397,329
5.04	Capital transactions within shareholders	554,888	-	- 554,888	3,135	-	3,135	1,444	4,579
5.04.01	Capital increase	554,888	-	- 554,888	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	1,444	1,444
5.04.13	Prescribed dividend	-	-	-	3,135	-	3,135	-	3,135
5.05	Total comprehensive income	-	-	-	560,763	121,419	682,182	- 47,992	634,190
5.05.01	Net income	-	-	-	560,763	-	560,763	- 47,992	512,771
5.05.02	Other comprehensive income: actuarial gain (loss)	-	-	-	-	121,419	121,419	-	121,419
5.06	Internal changes of shareholders equity	-	-	166,448	- 146,778	- 19,670	-	-	-
5.06.08	Statutory reserve for the period	-	-	166,448	- 166,448	-	-	-	-
5.06.10	Realization of deemed cost of fixed assets	-	-	-	29,803	- 29,803	-	-	-
5.06.11	Tax on deemed cost realization	-	-	-	- 10,133	10,133	-	-	-
5.07	Ending balance	5,348,312	468,082	1,147,696	417,120	247,642	7,628,852	2,407,246	10,036,098

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Consolidated Interim Financial Statements

Statement of Value Added

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 09/30/2016	Previous Year 01/01/2015 to 09/30/2015
7.01	Revenues	22,745,528	25,575,065
7.01.01	Sales of goods, products and services	21,174,624	24,566,165
7.01.02	Other revenue	816,950	767,769
7.01.02.01	Revenue from construction of infrastructure distribution	816,950	767,769
7.01.03	Revenues related to the construction of own assets	883,981	335,240
7.01.04	Allowance for doubtful accounts	(130,027)	(94,109)
7.02	Inputs	(11,426,738)	(13,420,680)
7.02.01	Cost of sales	(8,846,195)	(11,461,732)
7.02.02	Material-Energy-Outsourced services-Other	(2,189,095)	(1,552,995)
7.02.04	Other	(391,448)	(405,953)
7.03	Gross added value	11,318,790	12,154,385
7.04	Retentions	(938,521)	(953,434)
7.04.01	Depreciation and amortization	(752,249)	(719,861)
7.04.02	Other	(186,272)	(233,573)
7.04.02.01	Intangible concession asset - amortization	(186,272)	(233,573)
7.05	Net added value generated	10,380,269	11,200,951
7.06	Added value received in transfer	1,421,805	1,200,745
7.06.01	Equity in subsidiaries	200,942	124,985
7.06.02	Financial income	1,220,863	1,075,760
7.07	Added Value to be Distributed	11,802,074	12,401,696
7.08	Distribution of Added Value	11,802,074	12,401,696
7.08.01	Personnel	748,895	676,438
7.08.01.01	Direct Remuneration	463,889	416,616
7.08.01.02	Benefits	246,535	226,078
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	38,471	33,744
7.08.02	Taxes, Fees and Contributions	8,250,029	9,227,789
7.08.02.01	Federal	4,614,222	5,805,988
7.08.02.02	State	3,622,743	3,411,510
7.08.02.03	Municipal	13,064	10,291
7.08.03	Remuneration on third parties’ capital	2,061,296	1,984,698
7.08.03.01	Interest	2,016,427	1,945,596
7.08.03.02	Rental	44,869	39,102
7.08.04	Remuneration on own capital	741,854	512,771
7.08.04.03	Retained Earnings / Loss for the Period	741,854	512,771

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The decrease in net income in the quarter was R$ 36,048, compared with the same quarter of 2015 (R$ 231,565 in 2016 and R$ 267,613 in 2015), primarily due to a decrease in the equity income.

COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	3rd Quarter			Nine months
	2016	2015	%	2016	2015	%
Operating revenues	7,331,552	8,645,047	-15.2%	21,991,574	25,333,935	-13.2%
Electricity sales to final consumers (*)	5,474,412	5,993,616	-8.7%	17,782,476	17,205,460	3.4%
Electricity sales to wholesaler´s (*)	1,012,962	811,481	24.8%	2,401,179	2,730,703	-12.1%
Revenue from construction of concession infrastructure	325,100	252,049	29.0%	816,950	767,769	6.4%
Other operating revenues (*)	1,077,085	860,087	25.2%	2,743,209	2,318,034	18.3%
Sector financial asset and liability	(558,007)	727,814	-176.7%	(1,752,239)	2,311,969	-175.8%
Deductions from operating revenues	(2,594,177)	(3,677,875)	-29.5%	(8,588,728)	(9,914,147)	-13.4%
Net operating revenue	4,737,375	4,967,172	-4.6%	13,402,846	15,419,789	-13.1%
Cost of electric energy	(2,770,513)	(3,140,041)	-11.8%	(7,963,080)	(10,349,581)	-23.1%
Electricity purchased for resale	(2,465,707)	(2,692,119)	-8.4%	(6,945,260)	(9,207,611)	-24.6%
Electricity network usage charges	(304,806)	(447,923)	-32.0%	(1,017,820)	(1,141,970)	-10.9%
Operating cost/expense	(1,277,485)	(1,104,974)	15.6%	(3,653,750)	(3,403,628)	7.3%
Personnel	(261,189)	(237,429)	10.0%	(773,357)	(698,886)	10.7%
Employee pension plans	(23,658)	(16,347)	44.7%	(51,483)	(49,036)	5.0%
Materials	(64,766)	(38,696)	67.4%	(143,821)	(105,822)	35.9%
Outside services	(156,531)	(142,723)	9.7%	(463,318)	(412,743)	12.3%
Depreciation and amortization	(254,202)	(249,397)	1.9%	(750,297)	(719,004)	4.4%
Intangible of concession amortization	(62,365)	(64,882)	-3.9%	(186,272)	(233,574)	-20.3%
Costs related to infrastructure construction	(324,154)	(251,887)	28.7%	(815,681)	(766,605)	6.4%
Other	(130,619)	(103,613)	26.1%	(469,521)	(417,957)	12.3%
Income from electric energy service	689,379	722,157	-4.5%	1,786,017	1,666,580	7.2%
Financial income (expense)	(371,453)	(346,537)	7.2%	(802,416)	(900,024)	-10.8%
Income	335,467	420,915	-20.3%	1,141,838	1,037,481	10.1%
Expense	(706,920)	(767,451)	-7.9%	(1,944,253)	(1,937,505)	0.3%
Interest in subsidiaries, associates and joint ventures	68,826	43,603	57.8%	200,944	124,985	60.8%
Income before taxes	386,752	419,223	-7.7%	1,184,545	891,541	32.9%
Social Contribution	(35,448)	(40,337)	-12.1%	(125,116)	(104,972)	19.2%
Income Tax	(82,031)	(98,665)	-16.9%	(317,575)	(273,798)	16.0%
Net income	269,272	280,221	-3.9%	741,854	512,771	44.7%

Net income attributable to the shareholders of the company	231,565	267,613	-13.5%	762,725	560,763	36.0%
Net income/(loss) attributable to the non controlling interests	37,707	12,608	199.1%	(20,871)	(47,992)	-56.5%

EBITDA	1,074,917	1,080,322	-0.5%	2,923,964	2,744,995	6.5%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into account in presentation of the comments on consolidated performance.

Net income for the period and EBITDA reconciliation
Net income	269,272	280,221	741,854	512,771
Depreciation and amortization	316,567	314,279	936,569	952,580
Amortization of value-added of assets	145	284	435	852
Financial income (expense)	371,453	346,537	802,416	900,024
Social contribution	35,448	40,337	125,116	104,972
Income tax	82,031	98,665	317,575	273,798
EBITDA	1,074,917	1,080,322	2,923,964	2,744,995

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

 Gross operating revenue

The gross operating revenue in the 3rd quarter of 2016 was R$ 7,331,552, drop of 15.2%
(R$ 1,313,495) compared with the same quarter of the previous year.

The main factors in this change were:

•         Decrease of 8.7% (R$ 519,205) in the supply of electric energy, due to a decrease of 8.7%
(R$ 523,707) in the average tariffs charged mainly as a result of the reduction in billing for tariff flags, which were largely "red" in the third quarter of 2015.  This effect was partially offset by (i) annual tariff adjustments, (ii) extraordinary tariff adjustment, and (iii) increase of 0.1% in the volume of energy sold (R$ 4.503);

•       Increase of 24.8% (R$ 201,482) in the energy supplied, caused mainly by:

o    Increase of 120.5% (R$ 105,204) in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”), due to the increase in the volume of energy traded in the spot market e and re-accounting for CCEE transactions in prior;

o    Increase of 13.6% (R$ 81,666) in sales to other concessionaires and licensees, mainly due to an increase of 17.5% (R$ 105,015) in the volume sold, partially offset by a drop of 3.3% (R$ 23,349) in the average price;

o    Increase of 11.9% (R$ 14,612) for Furnas due the price increase.

•         Drop of 176.7% (R$ 1,285,822) in sector assets and liabilities, mainly due to (i) recording of a sector financial liability in the third quarter of 2016, due to a reduction in energy costs, mainly in CDE, system service charges (ESS) and reserve energy charge – EER, and tariff discounts - injunctions, and (ii) an increase in the amortization cost of ratified assets and liabilities.

•         Increase of 25.2% (R$ 216,999) in other operating income, due mainly to (i) CDE contribution - low income and other tariff discounts (R$ 178,394) and (ii) leases with no effect on profit or loss (R$ 22,085).

Quantity of energy sold

In the third quarter of 2016, 3.3% less energy was billed in the period to captive consumers, including other licensees, than in the same quarter of the previous year.

The residential category, representing 39.3% of the total market supplied by the distributors, reported a stagnation of -0.1% in the 3rd quarter of 2016 in relation to the same period of the previous year. Besides the accumulated reduction of 4.7% in income levels in 12 months (August 2016).

The commercial category, which accounts for 20.1% of the total market supplied by the distributors, reported a drop of 6.1% in the 3rd quarter of 2016 in relation to the same period of the previous year. This result reflects the performance of the main indexes, such as income levels, with an accumulated reduction of 4.7% in 12 months (August 2016), retail sales, with an accumulated drop of 6.7% in 12 months (July 2016) and the migration of customers to the Free Market.

The industrial category, which accounts for 18.2% of the total market supplied by the distributors, reported a drop of 12.3% in the 3rd quarter of 2016 in relation to the same period of the previous year, as a direct consequence of the poor results of industrial activity in Brazil, which fell by 9.3%, year-to-date (August 2016), and the migration of customers to the Free Market. In spite of the decline in industrial production, the subsidiary CPFL Brasil's sales to customers in this category rose by 36.6% in relation to the same period of the previous year. This performance reflects the subsidiary's successful strategy of boosting energy sales to free and special consumers at a time at which the scenario favors the migration of customers to the free market.

The other consumption categories (rural, public authorities, public lighting, utilities and licensees) accounted for 22.3% of the total market supplied by the distributors. These categories reported an increase of 2.2% in the 3rd quarter of 2016, compared with the same period of the previous year. The result is due to the increase in consumption by the following categories: (i) rural, due to less rainfall in July and August than in the same period of the previous year, resulting in greater use of irrigation in rural areas, and (ii) Licensees, mainly serving residential consumers.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

The amount of energy sold and transported in the concession area dropped by 2.1% in comparison with the same period of the previous year, with impacts on both the supply billed (captive market) and collection of TUSD (free market). The variation per category is stagnation in the residential category (-0.1%), a drop of 3.3% in the commercial category and 4.9% in the industrial category and growth of 2.8% in the other consumption categories.

Tariffs

In the 3rd quarter of 2016 the supply tariffs drop by an average of 8.7%. This was largely due to the effect of the distributors' annual tariff adjustment and periodic tariff review, as follows:

	Periodic tariff review ("RTP") and Annual tariff adjustment ("RTA")
		2016		2015
Distributor	Month	RTA / RTP	Average effect perceived by consumers (a)	RTA / RTP	Average effect perceived by consumers (a)
CPFL Paulista	April	9.89%	7.55%	41.45%	4.67% (c)
CPFL Piratininga	October (b)	-12.54%	-24.21%	56.29%	21.11% (c)
RGE	June	-1.48%	-7.51%	33.48%	-3.76% (c)
CPFL Santa Cruz	March	22.51%	7.15%	34.68%	27.96%
CPFL Leste Paulista	March	21.04%	13.32%	20.80%	24.89%
CPFL Jaguari	March	29.46%	13.25%	38.46%	45.70%
CPFL Sul Paulista	March	24.35%	12.82%	24.88%	28.38%
CPFL Mococa	March	16.57%	9.02%	23.34%	29.28%

a.     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (Information not reviewed by the independent auditors).

b.     As mentioned in Note 35.4, the annual tariff adjustment for the subsidiary CPFL Piratininga occurred in October 2016.

c.     Perception of consumers in comparison to the extraordinary tariff review of March 2015

Deductions from operating revenue

Deductions from operating revenue in the 3rd quarter of 2016 amounted to R$ 2,594,177, decrease of 29.5% (R$ 1,083,698) on the same quarter of 2015, largely due to:

•         Decrease of 50.6%, or R$ 876,672, in sector charges, mainly caused by the reduction in (i) accounting for the effects of the tariff flag and other charges (R$ 501,034) and (ii) in the Energy Development Account - CDE (R$ 382,778);

•         Reduction of 18.0% (R$ 137,580) in PIS and COFINS, largely due to the decrease in the calculation base for these taxes (energy provision, energy supply, sector assets and liabilities and other income);

•       Decrease of 6.0% (R$ 70,372) in ICMS, largely as a result of the decrease in the supply billed.

Cost of electric energy

The cost of electric energy in the quarter totaled R$ 2,770,513, drop puff 11.8% (R$ 369,529) on the same period of the previous year, mainly due to:

•       Decrease of 8.4% (R$ 226,412) in electric energy purchased for resale, due to:

o   decrease of 41.4% (R$ 326,248) in energy purchased from Itaipu, mainly due to the lower tariff;

o   drop of 9.2% (R$ 202,468) in the average price due to the reduction in the settlement price (“PLD”);

o   Decrease in gains from the strategy of seasonality of the physical guarantee (R$ 11,295);

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

o   decrease in the effect of the difference between the energy generated and the physical guarantee (GSF - Generation Scaling Factor), valued at the settlement price “PLD” of Ceran, CPFL  Renováveis and Jaguari Geração (R$ 6,665) partially offset by;

o   increase of 17.1% (R$ 320,264) in the amount of energy purchased.

•         Decrease of 32.0% (R$ 143,117) in transmission and distribution network usage charges, mainly due to a decrease (R$ 90,422) in reserve energy charges, and system service charge – ESS (R$ 76,857).

Costs and expenses

Not considering the costs related to infrastructure construction, operating costs and expenses in the quarter amounted to R$ 953,331, increase of 11.8% (R$ 100,243) on the same period of the previous year. This was mainly due to:

•         Personnel: increase of 10% (R$ 26,070), mainly due to the effects of the collective agreement and increase in the workforce;

•         Material: increase of 67.4% (R$ 23,760) mainly due to (i) leases with no effect on profit or loss (R$ 22,085) and (ii) replacement of materials for line and grid maintenance (R$ 3,658);

•         Third party services: increase of  9.7% (R$ 13,808), mainly for (i) warning, cut-off and reconnection
(R$ 7,595), (ii) tree trimming (R$ 4,737);

•         Depreciation and amortization: an increase of 1.9% (R$ 4,805), mainly due to increase in amortization of intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period;

•         Other expenses: an increase of 26.1% (R$ 27,007), mainly due to (i) an increase in losses on disposal and decommissioning of noncurrent assets (R$ 12,051) and (ii) a reduction in recovery of INSS expenses in 2015 (R$ 12,800).

Financial income (Expense)

The net financial expense in the quarter was R$ 371,453, compared with R$ 346,537 in the same period of 2015, increase of 7.2% (R$ 24,917) in net expense. This variation is mainly due to:

•         A drop of 20.3% (R$ 85,448) in financial income, mainly due to reductions in (i) income from adjustment in the estimated cash flow from the financial assets of concession (R$ 75,756), (ii) restatement of sector financial asset (R$ 60,743), (iii) reduction in measurement of the fair value of the “zero-cost collar” derivative (R$ 14,556) and (iv) restatement of escrow deposits (R$ 13,850), partially offset by in the increase in (i) income from short-term cash investments (R$ 69,375);

•         Reduction of 7.9% (R$ 60,531) in financial expense, primarily as a result of the decrease in the exchange variation on energy purchased from Itaipu (R$ 121,224), partially offset by the increase in debt charges and adjustment for inflation and exchange rate change resulting from the increase in the indexes (R$ 64,837).

Interest in subsidiaries, associates and joint ventures

Changes in consolidated equity income relate to income from equity in joint ventures, as shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	3rd quarter 2016	3rd quarter 2015
Epasa	10,942	13,806
Baesa	172	1,329
Enercan	31,025	19,528
Chapecoense	26,833	9,224
Amortization of value-added of assets	(145)	(284)
Total	68,826	43,603

•         Chapecoense/Enercan: increase of R$ 29,106, largely due to a drop of R$ 35,901 in the cost of energy purchased resulting from greater exposure of the GSF factor in the third quarter of 2015, offset by an increase of R$ 5,315 in other expenses of Chapecoense, due to amortization of the GSF premium.

Social Contribution and Income Tax

Taxes on income in the 3rd quarter of 2016 were R$ 117,480, decrease of 15.5% (R$ 21,522) in relation to the expense and recorded in the same quarter of 2015, primarily due to the effects of changes in income before taxes.

Net Income and EBITDA

As a result of the above factors, net income for the quarter was R$ 269,272, 3.9% (R$ 10,949) lower than the same period of 2015.

EBITDA (net income excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 3rd quarter of 2016 was R$ 1,074,917, or 0.5% (R$ 5,406) lower than the same quarter of 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Subsidiary/Associate: CPFL Comercialização Brasil S.A.

	Consolidated
	3rd Quarter			Nine months
	2016	2015	%	2016	2015	%
Operating revenues	634,500	513,108	23.7%	1,672,000	1,494,014	11.9%
Electricity sales to final consumers	395,262	281,458	40.4%	1,049,632	841,882	24.7%
Electricity sales to wholesaler´s	216,733	231,629	-6.4%	573,380	652,103	-12.1%
Other operating revenues	22,505	21	106123.5%	48,988	29	166760.8%
Deductions from operating revenues	(74,596)	(59,845)	24.6%	(196,039)	(180,446)	8.6%
Net operating revenue	559,904	453,263	23.5%	1,475,960	1,313,568	12.4%
Cost of electric energy	(494,474)	(413,352)	19.6%	(1,343,612)	(1,193,550)	12.6%
Electricity purchased for resale	(494,474)	(413,352)	19.6%	(1,343,614)	(1,193,550)	12.6%
Operating cost/expense	(11,721)	(10,424)	12.4%	(33,178)	(29,633)	12.0%
Personnel	(6,240)	(5,695)	9.6%	(18,992)	(17,240)	10.2%
Materials	(56)	(57)	-2.2%	(181)	(147)	23.8%
Outside services	(1,969)	(1,811)	8.7%	(5,173)	(4,694)	10.2%
Depreciation and amortization	(951)	(1,154)	-17.6%	(2,879)	(3,516)	-18.1%
Other	(2,506)	(1,708)	46.7%	(5,953)	(4,036)	47.5%
Income from electric energy service	53,709	29,487	82.1%	99,170	90,385	9.7%
Financial income (expense)	4,607	673	584.5%	8,084	4,437	82.2%
Income	8,959	11,343	-21.0%	26,783	32,008	-16.3%
Expense	(4,352)	(10,670)	-59.2%	(18,699)	(27,571)	-32.2%
Income before taxes	58,316	30,160	93.4%	107,254	94,822	13.1%
Social contribution	(5,292)	(2,779)	90.5%	(9,547)	(8,472)	12.7%
Income tax	(14,585)	(7,581)	92.4%	(26,351)	(23,491)	12.2%
Net income	38,439	19,800	94.1%	71,355	62,860	13.5%

EBITDA	54,660	30,641	78.4%	102,049	93,901	8.7%

Net income for the period and EBITDA (*) reconciliation
Net income	38,439	19,800		71,355	62,860
Depreciation and amortization	951	1,154		2,879	3,516
Financial income (expense)	(4,607)	(673)		(8,084)	(4,437)
Social contribution	5,292	2,779		9,547	8,472
Income tax	14,585	7,581		26,351	23,491
EBITDA	54,660	30,641		102,049	93,901

Gross operating revenue

Gross operating revenue of R$ 634,500 was recorded in the 3rd quarter of 2016, up R$ 121,392 (23.7%) on the same quarter of 2015, due mainly to (i) an increase in the amount of energy sold to free clients and concessionaires (949 GWh - R$ 176,661); and (ii) contractual indemnities for deferral of energy deliveries (R$ 22,493); partially offset by (iii) a drop in the average selling price in the period (R$ 68,758); and (iv) a decrease in gains on CCEE transactions due to the drop in the  amount of energy sold (104 GWh - R$ 8,995).

Cost of electric energy

The cost of electric energy in the 3rd quarter of 2016 was R$ 494,474, up R$ 81,122 (19.6%) on the same quarter of 2015, mainly due to bilateral agreements: increase in volume of purchases (814 GWh - R$ 118,622) with a drop of 9.5% (R$ 39,163) in the average price.

Financial income (expense)

The finance income (expense) determined in the 3rd quarter of 2016 was finance income of R$ 4,607 up to R$ 3,934 in relation to the same quarter of 2015, mainly due to (i) settlement of debentures in the first quarter of 2016 (R$ 8,819), partially offset by (ii) an increase in the expense of interest of intercompany loans (R$ 4,354).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Net income for the period and EBITDA

Net income in the 3rd quarter of 2016 was R$ 38,439 up to R$ 18,639 (94.1%) on the same quarter of 2015.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for the 3rd quarter of 2016 was R$ 54,660, increase of 78.4% when compared with the same quarter of 2015 (R$ 30,641) (not reviewed by the independent auditors).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

NOTES TO INTERIM FINANCIAL STATEMENTS

Assets CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR SEPTEMBER 30, 2016

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

		CPFL ENERGIA S.As Statement of Financial Position as of September 30, 2016 and December 31, 2015 (in thousands of Brazilian reais)

		Parent company		Consolidated
ASSETS	Note	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

CURRENT ASSETS
Cash and cash equivalents	5	461,727	424,192	5,344,665	5,682,802
Consumers, concessionaires and licensees	6	-	-	3,540,804	3,174,918
Dividends and interest on capital	12	686,592	1,227,590	13,424	91,392
Securities		-	-	53,147	23,633
Taxes recoverable	7	75,507	72,885	376,849	475,211
Derivatives	33	-	70,153	111,761	627,493
Sector financial asset	8	-	-	239,341	1,464,019
Concession financial asset	10	-	-	10,563	9,630
Other receivables	11	1,088	942	674,211	959,553
TOTAL CURRENT ASSETS		1,224,914	1,795,763	10,364,766	12,508,652

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	141,040	128,946
Associates, subsidiaries and parent company	31	53,305	2,814	46,292	84,265
Escrow Deposits	21	727	630	499,126	1,227,527
Taxes recoverable	7	-	-	166,102	167,159
Sector financial assets	8	-	-	-	489,945
Derivatives	33	-	-	664,538	1,651,260
Deferred tax assets	9	157,053	140,389	578,360	334,886
Advance for future capital increase	12	71,020	52,680	-	-
Concession financial asset	10	-	-	4,222,894	3,597,474
Investments at cost		-	-	116,654	116,654
Other receivables	11	8,209	14,919	686,187	594,519
Investments	12	6,605,832	6,940,036	1,440,262	1,247,631
Property, plant and equipment	13	1,243	1,215	9,663,465	9,173,217
Intangible assets	14	24	24	8,963,014	9,210,338
TOTAL NONCURRENT ASSETS		6,897,413	7,152,706	27,187,935	28,023,819

TOTAL ASSETS		8,122,327	8,948,469	37,552,701	40,532,471

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of Financial Position as of September 30, 2016 and December 31, 2015
(in thousands of Brazilian reais)
		Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

CURRENT LIABILITIES
Trade payables	15	745	1,157	1,943,658	3,161,210
Interest on debts	16	-	38,057	97,095	118,267
Interest on debentures	17	-	-	231,417	232,227
Borrowings	16	-	935,196	1,434,598	2,831,654
Debentures	17	-	-	1,275,079	458,165
Private pension plan	18	-	-	8,946	802
Regulatory charges	19	-	-	284,841	852,017
Taxes, fees and contributions	20	612	747	671,486	653,342
Dividends and interest on capital payable	24	6,081	212,531	8,211	221,855
Estimated payroll		-	-	133,527	79,924
Derivatives	33	-	981	4,548	981
Sector financial liability	8	-	-	317,091	-
Use of public asset	22	-	-	9,941	9,457
Other payables	23	16,326	18,041	737,258	904,971
TOTAL CURRENT LIABILITIES		23,764	1,206,708	7,157,697	9,524,873

NONCURRENT LIABILITIES
Trade payables	15	-	-	633	633
Interest on debts	16	-	-	130,813	120,659
Interest on debentures	17	-	-	25,889	16,487
Borrowings	16	-	-	11,107,624	11,592,206
Debentures	17	-	-	5,106,400	6,363,552
Private pension plan	18	-	-	857,031	474,318
Deferred tax liabilities	9	-	-	1,345,092	1,432,594
Provision for tax, civil and labor risks	21	879	1,635	613,267	569,534
Derivatives	33	-	-	129,299	33,205
Sector financial liability	8	-	-	357,164	-
Use of public asset	22	-	-	87,666	83,124
Provision for equity interest losses	12	34,247	33,969	-	-
Other payables	23	28,904	31,961	180,457	191,148
TOTAL NONCURRENT LIABILITIES		64,030	67,565	19,941,335	20,877,460

EQUITY	24
Issued capital		5,741,284	5,348,312	5,741,284	5,348,312
Capital reserves		468,302	468,082	468,302	468,082
Legal reserve		694,058	694,058	694,058	694,058
Statutory reserve - concession financial asset		724,308	585,451	724,308	585,451
Statutory reserve - working capital improvement		-	392,972	-	392,972
Accumulated comprehensive income		(238,407)	185,321	(238,407)	185,321
Retained earnings		644,988	-	644,988	-
		8,034,534	7,674,196	8,034,534	7,674,196
Equity attributable to noncontrolling interests		-	-	2,419,136	2,455,942
TOTAL EQUITY		8,034,534	7,674,196	10,453,670	10,130,138

TOTAL LIABILITIES AND EQUITY		8,122,327	8,948,469	37,552,701	40,532,471

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of income for the periods ended on September 30, 2016 and 2015
(in thousands of Brazilian reais, except for earnings per share)
		Parent company				Consolidated
		2016		2015		2016		2015
	Note	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Net operating revenue	26	-	1,713	1	1,157	4,737,375	13,402,846	4,967,172	15,419,789
Cost of electric energy services
Cost of electric energy	27	-	-	-	-	(2,770,513)	(7,963,080)	(3,140,041)	(10,349,581)
Operating cost	28	-	-	-	-	(562,184)	(1,622,816)	(486,029)	(1,402,773)
Services rendered to third parties	28	-	-	-	-	(324,990)	(817,558)	(252,540)	(768,327)

Gross operating income		-	1,713	1	1,157	1,079,688	2,999,391	1,088,562	2,899,108
Operating expenses	28
Sales expenses		-	-	-	-	(123,680)	(387,775)	(118,385)	(349,785)
General and administrative expenses		(16,083)	(37,025)	(8,161)	(23,422)	(192,069)	(607,198)	(182,980)	(621,666)
Other operating expense		-	-	-	-	(74,560)	(218,402)	(65,041)	(261,077)
Income from electric energy service		(16,083)	(35,312)	(8,160)	(22,265)	689,379	1,786,017	722,157	1,666,580

Equity in subsidiaries	12	231,233	778,043	270,850	610,769	68,826	200,944	43,603	124,985
Finance income (expense)	29
Income		25,321	61,706	24,099	49,674	335,467	1,141,838	420,915	1,037,481
Expense		(5,689)	(37,315)	(18,385)	(65,906)	(706,920)	(1,944,253)	(767,451)	(1,937,505)
		19,631	24,391	5,714	(16,232)	(371,453)	(802,416)	(346,537)	(900,024)
Income before taxes		234,781	767,123	268,404	572,272	386,752	1,184,545	419,223	891,541
Social contribution	9	(198)	120	(10)	(1,455)	(35,448)	(125,116)	(40,337)	(104,972)
Income tax	9	(3,017)	(4,517)	(781)	(10,055)	(82,031)	(317,575)	(98,665)	(273,798)
		(3,216)	(4,397)	(790)	(11,509)	(117,480)	(442,691)	(139,002)	(378,770)

Net income		231,565	762,725	267,613	560,763	269,272	741,854	280,221	512,771

Net income (loss) attributable to controlling shareholders						231,565	762,725	267,613	560,763
Net income (loss) attributable to noncontrolling shareholders						37,707	(20,871)	12,608	(47,992)
Earnings per share attributable to controlling shareholders - basic - R$	25	0.23	0.75	0.26	0.55	0.23	0.75	0.26	0.55
Earnings per share attributable to controlling shareholders - diluted - R$	25	0.22	0.74	0.25	0.54	0.22	0.74	0.25	0.54

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on September 30, 2016 and 2015
(In thousands of Brazilian reais – R$)
	Parent company
	2016		2015
	3rd quarter	Nine months	3rd quarter	Nine months
Net income	231,565	762,725	267,613	560,763

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	-	(404,363)	121,419	121,419

Comprehensive income of the period- parent company	231,565	358,362	389,033	682,182

	Consolidated
	2016		2015
	3rd quarter	Nine months	3rd quarter	Nine months
Net income	269,272	741,854	280,221	512,771

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	-	(404,363)	121,419	121,419

Comprehensive income of the period - consolidated	269,272	337,491	401,641	634,190
Comprehensive income attributable to controlling shareholders	231,565	358,362	389,033	682,182
Comprehensive income attributable to non controlling shareholders	37,707	(20,871)	12,608	(47,992)

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on September 30, 2016
(In thousands of Brazilian reais – R$)
			Profit reserves			Accumulated comprehensive income				Net equity attributable to noncontrolling shareholders
				Statutory reserve
	Issued capital	Capital reserves	Legal reserve	Concession financial asset	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Accumulated comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2015	5,348,312	468,082	694,058	585,451	392,972	457,491	(272,171)	-	7,674,196	15,320	2,440,623	10,130,138

Total comprehensive income	-	-	-	-	-	-	(404,363)	762,725	358,362	-	(20,871)	337,491
Net income for the period	-	-	-	-	-	-	-	762,725	762,725	-	(20,871)	741,854
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	(404,363)	-	(404,363)	-	-	(404,363)

Internal changes of shareholders' equity	-	-	-	138,858	-	(19,365)	-	(119,493)	-	(1,311)	1,259	(53)
Realization of deemed cost of fixed assets	-	-	-	-	-	(29,341)	-	29,341	-	(1,987)	1,987	-
Tax on deemed cost realization	-	-	-	-	-	9,976	-	(9,976)	-	675	(675)	-
Changes in statutory reserve for the period	-	-	-	138,858	-	-	-	(138,858)	-	-	-	-
Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(53)	(53)

Capital transactions with the shareholders	392,972	220	-	-	(392,972)	-	-	1,756	1,976	-	(15,882)	(13,907)
Capital increase	392,972	-	-	-	(392,972)	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	1,756	1,756	-	-	1,756
Dividend proposal approved	-	-	-	-	-	-	-	-		-	(16,129)	(16,129)
Capital increase in subsidiaries with no change in control	-	220	-	-	-	-	-	-	220	-	247	467

Balance at September 30, 2016	5,741,284	468,082	694,058	724,308	-	438,126	(676,534)	644,988	8,034,534	14,009	2,405,128	10,453,670

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on September 30, 2015 and December 31, 2014
(in thousands of Brazilian Reais)

										Net equity attributable to
			Profit reserves			Other comprehensive income				noncontrolling shareholders
				Statutory reserve
	Capital	Capital reserves	Legal reserve	Financial asset of concession	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2014 (*)	4,793,424	468,082	650,811	330,437	554,888	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income	-	-	-	-	-	-	121,419	560,763	682,182	-	(47,992)	634,190
Net income for the year	-	-	-	-	-	-	-	560,763	560,763	-	(47,992)	512,771
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	121,419	-	121,419	-	-	121,419

Internal changes of shareholders' equity	-	-	-	166,448	-	(19,670)	-	(146,778)	-	(1,246)	1,246	-
- Realization of deemed cost of fixed assets	-	-	-	-	-	(29,803)	-	29,803	-	(1,888)	1,888	-
- Tax on deemed cost realization	-	-	-	-	-	10,133	-	(10,133)	-	642	(642)	-
- Statutory reserve for the period	-	-	-	166,448	-	-	-	(166,448)	-	-	-	-

Capital transactions with the shareholders	554,888	-	-	-	(554,888)	-	-	3,135	3,135	-	1,444	4,579
- Capital increase	554,888	-	-	-	(554,888)	-	-	-	-	-	-	-
- Prescribed dividend	-	-	-	-	-	-	-	3,135	3,135	-	-	3,135
- Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	1,444	1,444

Balance at September 30, 2015	5,348,312	468,082	650,811	496,885	-	463,940	(216,298)	417,120	7,628,852	15,757	2,391,489	10,036,096

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CPFL Energia S/A
Statement of cash flow for the periods ended on September 30, 2016 and 2015
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Income, before income tax and social contribution	767,123	572,272	1,184,545	891,541
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	148	123	936,569	952,579
Provision for tax, civil and labor risks	261	1,452	180,905	185,740
Allowance for doubtful accounts	-	-	130,026	94,109
Interest and monetary adjustment	25,722	62,978	1,446,963	1,160,977
Post-employment benefit loss (gain)	-	-	51,483	49,036
Interest in subsidiaries, associates and joint ventures	(778,043)	(610,769)	(200,944)	(124,985)
Loss (gain) on the write-off of noncurrent assets	-	-	32,272	27,704
Deferred taxes (PIS and COFINS)	-	-	(8,933)	4,834
Other	-	-	(1,269)	13
	15,210	26,056	3,751,617	3,241,548
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(507,596)	(1,177,907)
Dividend and interest on equity received	1,300,253	607,349	86,282	14,041
Taxes recoverable	7,170	5,388	113,288	42,877
Escrow deposits	(64)	(116)	755,342	27,270
Sector financial asset	-	-	2,174,407	(1,271,800)
Receivables - Eletrobras	-	-	101,456	(320,945)
Concession financial asset (transmission)	-	-	(38,005)	(37,322)
Other operating assets	7,362	574	125,267	(40,229)

Increase (decrease) in operating liabilities
Trade payables	(412)	(334)	(1,217,552)	(121,336)
Other taxes and social contributions	(135)	344	(65,534)	162,021
Other liabilities with post-employment benefit obligation	-	-	(64,990)	(99,731)
Regulatory charges	-	-	(567,176)	1,435,125
Tax, civil and labor risks paid	(1,060)	(249)	(175,232)	(142,956)
Sector financial liability	-	-	247,857	(22,941)
Payables - CDE	-	-	(37,509)	32,562
Other operating liabilities	(4,771)	(3,540)	(7,202)	116,790
Cash flows provided by (used in) operations	1,323,553	635,472	4,674,720	1,837,067
Interests on borrowings and debentures paid	(45,470)	(36,858)	(1,229,949)	(1,183,201)
Income tax and social contribution paid	(27,117)	(9,368)	(687,539)	(252,969)
Net cash provided by (used in) operating activities	1,250,966	589,246	2,757,232	400,897

Investing activities
Capital increase in investments	-	(10)	-	-
Sale of interest in investees	-	-	-	10,454
Additions to property, plant and equipment	(572)	(535)	(845,229)	(312,699)
Financial investments, pledges, funds and tied deposits	(400)	-	(114,050)	(114,598)
Additions to intangible assets	-	(11)	(714,457)	(618,693)
Sale of noncurrent assets	-	-	-	9,833
Advance for future capital increase	(71,020)	(82,670)	-	-
Loans to subsidiaries and associates	(43,624)	11,095	44,881	84

Net cash flow provided by (used in) investing activities	(115,616)	(72,131)	(1,628,855)	(1,025,619)

Financing activities
Capital increase by noncontrolling shareholders	-	-	247	-
Borrowings and debentures obtained	-	829,997	2,290,437	4,178,163
Borrowings and debentures paid	(888,408)	(1,290,000)	(3,766,909)	(3,737,144)
Derivative instruments paid	(4,711)	-	256,508	(91,676)
Business combination payment	-	-	(18,752)	(47,941)
Dividend and interest on shareholders’ equity paid	(204,695)	(151)	(228,045)	(761)
Net cash flow provided by (used in) financing activities	(1,097,814)	(460,154)	(1,466,514)	300,641
Increase (decrease) in cash and cash equivalents	37,535	56,961	(338,137)	(324,081)
Opening balance of cash and cash equivalents	424,192	799,775	5,682,802	4,357,455
Closing balance of cash and cash equivalents	461,727	856,736	5,344,665	4,033,374

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CPFL Energia S/A
Added value statements of income for the semesters ended on September 30, 2016 and 2015
(in thousands of Brazilian Reais)
	Parent company		Consolidated
	Nine months 2016	Nine months 2015	Nine months 2016	Nine months 2015
1. Revenues	2,459	1,821	22,745,528	25,575,065
1.1 Operating revenues	1,888	1,274	21,174,624	24,566,165
1.2 Revenue related to the construction of own assets	572	547	883,981	335,240
1.3 Revenue from construction of concession infrastructure	-	-	816,950	767,769
1.4 Allowance of doubtful accounts	-	-	(130,026)	(94,109)

2. (-) Inputs	(9,034)	(8,305)	(11,426,738)	(13,420,679)
2.1 Electricity purchased for resale	-	-	(8,846,195)	(11,461,733)
2.2 Material	(608)	(562)	(1,276,465)	(762,096)
2.3 Outsourced services	(6,661)	(5,566)	(912,630)	(790,899)
2.4 Other	(1,765)	(2,176)	(391,448)	(405,952)

3. Gross added value (1 + 2)	(6,575)	(6,484)	11,318,790	12,154,385

4. Retentions	(148)	(123)	(938,522)	(953,434)
4.1 Depreciation and amortization	(148)	(123)	(752,249)	(719,861)
4.2 Amortization of intangible assets of concession	-	-	(186,272)	(233,574)

5. Net added value generated (3 + 4)	(6,723)	(6,607)	10,380,269	11,200,951

6. Added value received in transfer	844,015	667,429	1,421,808	1,200,747
6.1 Financial Income	65,972	56,660	1,220,863	1,075,762
6.2 Interest in subsidiaries, associates and joint ventures	778,043	610,769	200,944	124,985

7. Added value to be distributed (5 + 6)	837,292	660,822	11,802,074	12,401,696

8. Distribution of added value
8.1 Personnel and charges	24,985	13,095	748,895	676,438
8.1.1 Direct remuneration	14,583	7,281	463,889	416,616
8.1.2 Benefits	9,338	5,047	246,535	226,078
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	1,064	766	38,471	33,743
8.2 Taxes, fees and contributions	12,668	25,534	8,250,030	9,227,789
8.2.1 Federal	12,636	25,512	4,614,222	5,805,988
8.2.2 Estate	33	21	3,622,743	3,411,510
8.2.3 Municipal	-	-	13,064	10,291
8.3 Lenders and lessors	36,914	61,431	2,061,296	1,984,698
8.3.1 Interest	36,877	61,321	2,016,427	1,945,596
8.3.2 Rental	37	109	44,868	39,102
8.4 Interest on capital	762,725	560,763	741,854	512,771
8.4.2 Retained earnings	762,725	560,763	741,854	512,771
	837,292	660,822	11,802,074	12,401,696

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 - 14º andar - Sala 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not reviewed by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,291	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,689	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,460	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	209	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	40	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	84	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1,295	688
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48,72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 micro hydroelectric plant	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and output of the Serra da Mesa SHP, for which Furnas holds the concession. The Cariobinha and Carioba thermoelectric plant ventures are currently deactivated pending a decision by the Mines and Energy Ministry concerning early termination of the concessions, and are not included in the table.

b)    Paulista Lajeado has a 7% share in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At September 30, 2016, CPFL Renováveis had a portfolio of 126 projects with installed capacity of 2,930,8 MW (1,977,8 MW in operation), as follows:

•       Hydropower generation: 47 small hydropower plants - SHP’s (557.7MW) with 39 SHPs in operation (423 MW) and 8 SHPs under development (134.7MW);

•       Wind power generation: 70 projects (1,977.7 MW) with 39 projects in operation (1,130.0 MW) and 31 projects under construction/development (847.7 MW);

•       Biomass power generation: 8 plants in operation (394.3 MW);

•       Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its interim financial statements.

(2)  PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1  Basis of presentation

These individual (parent company) and consolidated interim financial statements have been prepared and are presented in conformity with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and also based on the standards issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) applicable to Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Demonstração Intermediária.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or international Financial Reporting Standards. The accounting policies adopted in preparing these individuals and consolidated Interim Financial Statements are consistent with those adopted in December 31, 2015, except for the change of practice in relation to Intangible Assets (Note 3), and should be read together with those statements.

The consolidated interim Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Company's management.

The financial statements were approved by Management and authorized for issue on November 7, 2016.

2.2  Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of income: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3  Use of estimates and judgments

The preparation of the interim financial statements requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Company’s management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred tax assets and liabilities;

•         Note 10 – Concession financial asset;

•         Note 11 – Other receivables (Allowance for doubtful debts);

•         Note 13 – Property, plant and equipment and impairment;

•         Note 14 – Intangible assets and impairment;

•         Note 18 – Private pension plan;

•         Note 21 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 23 – Other payables (Provision for socio environmental costs)

•         Note 26 – Net operating revenue;

•         Note 27 – Cost of electric energy; and

•         Note 33 – Financial instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

2.4  Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the interim individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after sum-up of the amounts.  Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5  Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Company’s management uses reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets.

2.6  Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At September 30, 2016 and December, 31 2015, and quarters and  nine months ended in September 30, 2016 and 2015 noncontrolling interests recognized in the interim financial statements refer to the interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7  Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s interim financial statements were prepared based on the same accounting policies as described in Notes 3.1 to 3.18, disclosed in financial statements for the year ended in December 31, 2015.

In relation to the accounting policies to intangible assets, described in Note 3.5 of the December 31, 2015 financial statements, and in accordance with the changes to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), until that date the portion derived from business combinations corresponding to the right to explore the concession was amortized over the remaining term of the respective exploration rights, on a straight-line basis or based on the net projected profit curve of the concessionaires, as applicable. From January 1, 2016 the Company will amortize the intangible concession assets prospectively on a straight-line basis over the remaining period of the concessions, in all cases. Accordingly, there was a reduction of R$ 18,450 in amortization of intangible concession assets expense for the nine months ended in September 30, 2016 (R$ 6,150 for the third quarter of 2016).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(4)  DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information on the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for an unforced transaction for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants on the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values are valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available, from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais – ANBIMA” (note 33), and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires at the end of the concession agreement. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Bank balances	729	311	65,193	148,224
Short-term financial investments	460,998	423,881	5,279,472	5,534,578
Overnight investment (a)	-	-	9,681	26,914
Bank certificates of deposit (b)	-	-	1,910,785	1,255,666
Repurchase agreements secured on debentures (b)	-	-	503	433,693
Investment funds (c)	460,998	423,881	3,358,503	3,818,305
Total	461,727	424,192	5,344,665	5,682,802

a)   Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit – (CDI).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

b)   Short-term investments in Bank Certificates of Deposit (CDB) and repurchase agreements secured on debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101.7% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, of 100.3% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated interim financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at September 30, 2016 and December 31, 2015:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	September 30, 2016	December 31, 2015
Current
Consumer classes
Residential	510,007	361,998	61,908	933,912	793,826
Industrial	265,952	79,255	65,994	411,201	365,420
Commercial	210,206	64,261	31,689	306,155	263,259
Rural	56,665	11,032	2,314	70,012	64,257
Public administration	54,514	18,776	4,466	77,756	79,953
Public lighting	46,210	12,587	4,746	63,542	78,204
Public utilities	65,403	17,385	10,229	93,018	80,706
Billed	1,208,957	565,294	181,346	1,955,596	1,725,625
Unbilled	1,001,033	-	-	1,001,033	881,307
Financing of consumers' debts	123,499	21,450	43,435	188,385	197,035
CCEE transactions	158,853	669	9	159,531	169,561
Concessionaires and licensees	351,921	21,961	6,664	380,546	331,105
Other	24,852	-	-	24,852	10,770
	2,869,115	609,374	231,454	3,709,943	3,315,403
Allowance for doubtful debts				(169,140)	(140,485)
Total				3,540,804	3,174,918

Non current
Financing of consumers' debts	110,364	-	-	110,364	101,585
Free energy	5,265	-	-	5,265	4,768
CCEE transactions	41,301	-	-	41,301	41,301
	156,930	-	-	156,930	147,654
Allowance for doubtful debts				(15,890)	(18,708)
Total				141,040	128,946

Allowance for doubtful debts

Movements in the allowance for doubtful debts are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
As of December 31, 2015	(159,193)	(14,441)	(173,634)
Allowance - recognition (reversal)	(186,197)	(871)	(187,068)
Recovery of revenue	56,607	434	57,041
Write-off of accrued receivables	103,752	2,844	106,596
As of September 30, 2016	(185,030)	(12,033)	(197,064)

Current	(169,140)	(12,033)	(181,173)
Noncurrent	(15,890)	-	(15,890)

(7)  TAXES RECOVERABLE

	Parent company		Consolidated
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Current
Prepayments of social contribution - CSLL	4,845	-	7,837	35,019
Prepayments of income tax - IRPJ	1,210	2,171	6,014	76,920
Withholding income tax - IRRF on interest on capital	1,807	10,776	1,807	11,150
Income tax and social contribution to be offset	46,621	42,456	112,549	100,658
Withholding income tax - IRRF	20,717	16,996	124,354	125,392
State VAT - ICMS to be offset	-	-	69,253	63,450
Social Integration Program - PIS	50	74	7,883	8,543
Contribution for Social Security financing - COFINS	256	411	35,342	40,126
National Social Security Institute - INSS	-	-	7,877	12,660
Other	-	-	3,932	1,292
Total	75,507	72,885	376,849	475,211

Noncurrent
Social contribution to be offset - CSLL	-	-	54,782	57,439
Income tax to be offset - IRPJ	-	-	10,037	23,765
State VAT - ICMS to be offset	-	-	95,378	81,584
Social Integration Program - PIS	-	-	120	350
Contribution for Social Security Funding - COFINS	-	-	555	1,613
National Social Security Institute - INSS	-	-	1,874	-
Other	-	-	3,356	2,409
Total	-	-	166,102	167,159

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(8)  SECTOR FINANCIAL ASSETS AND LIABILITIES

The breakdown and changes for the period in the balances of sector financial asset and liability are as follows:

		Operating revenue		Finance income or expense	Receipt
	As of December 31, 2015	Constitution	Realization	Monetary adjustment	Tariff flag (note 26.4)	As of September 30,2016
Parcel "A"
CVA (*)
CDE (**)	517,232	(532,362)	(256,355)	6,184	-	(265,300)
Electric energy cost	6,091	18,513	(299,146)	(71,503)	(400,331)	(746,376)
ESS and EER (***)	(274,209)	(86,587)	313,853	(37,933)	(269,256)	(354,133)
Proinfa	(6,148)	49,313	(6,710)	4,741	-	41,196
Basic network charges	96,474	3,499	(76,361)	(2,085)	-	21,527
Pass-through from Itaipu	1,320,695	(169,129)	(561,688)	165,490	-	755,368
Transmission from Itaipu	15,469	6,338	(9,367)	1,599	-	14,040
Neutrality of industry charges	190,273	169,542	(88,819)	13,216	-	284,212
Overcontracting	144,705	(71,188)	28,639	(34,903)	(438)	66,815
Other financial components	(56,618)	(147,292)	(36,934)	(11,420)	-	(252,263)

Total	1,953,964	(759,353)	(992,886)	33,386	(670,025)	(434,916)

Current assets	1,464,019					239,341
Noncurrent assets	489,945					-
Current liabilities	-					(317,091)
Noncurrent liabilities	-					(357,164)

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Energy development account

(***) System service charge (ESS) and reserve energy charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the December 31, 2015 financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(9)  DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax credits and debits

	Parent company		Consolidated
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Social contribution credit/(debit)
Tax losses carryforwards	44,620	46,602	85,036	152,200
Tax benefit of merged goodwill	-	-	88,322	93,467
Nondeductible temporary differences	807	(5,918)	(388,252)	(547,066)
Subtotal	45,427	40,684	(214,894)	(301,399)

Income tax credit / (debit)
Tax losses carryforwards	109,385	116,438	232,089	417,600
Tax benefit of merged goodwill	-	-	302,845	323,421
Nondeductible temporary differences	2,241	(16,733)	(1,077,546)	(1,519,170)
Subtotal	111,626	99,705	(542,611)	(778,150)

PIS and COFINS credit/(debit)
Nondeductible temporary differences	-	-	(9,226)	(18,159)

Total	157,053	140,389	(766,732)	(1,097,708)

Total tax credit	157,053	140,389	578,360	334,886
Total tax debit	-	-	(1,345,092)	(1,432,594)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee. A breakdown of which is provided in the financial statements of December 31, 2015. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

9.2    Tax benefit of merged goodwill

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to the tax amortization of the merged goodwill that gave rise to it, in conformity with CPC 27 and CPC 04 (R1) - Clarification of acceptable depreciation and amortization methods, during the remaining concessions period, as shown in note 14.

	Consolidated
	September 30, 2016		December 31, 2015
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	51,654	143,482	55,123	153,119
CPFL Piratininga	12,509	42,932	13,286	45,597
RGE	24,159	99,769	25,058	106,324
CPFL Geração	-	16,662	-	18,380
Total	88,322	302,845	93,467	323,421

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

9.3    Accumulated balances on nondeductible temporary differences

	Consolidated
	September 30, 2016			December 31, 2015
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Nondeductible temporary differences
Provision for tax, civil and labor risks	35,694	99,139	-	33,806	93,906	-
Private pension fund	1,620	4,501	-	1,867	5,185	-
Allowance for doubtful debts	17,994	49,984	-	15,680	43,556	-
Free energy supply	7,508	20,856	-	6,897	19,158	-
Research and development and energy efficiency programs	17,834	49,539	-	16,060	44,612	-
Personnel-related provisions	2,045	5,682	-	2,578	7,161	-
Depreciation rate difference	6,349	17,635	-	6,797	18,880	-
Derivatives	(54,680)	(151,889)	-	(219,524)	(609,788)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(8,227)	(22,852)	-	(9,031)	(25,085)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(93,071)	(257,402)	(5,646)	(73,241)	(202,271)	(18,450)
Actuarial losses (IFRS/CPC)	26,352	73,198	-	26,351	73,199	-
Financial instruments (IFRS/CPC)	(10,744)	(29,844)	-	(8,542)	(23,726)	-
Accelerated depreciation	(59)	(165)	-	(34)	(95)	-
Others	3,939	10,758	(3,580)	3,828	9,920	291
Nondeductible temporary differences - accumulated comprehensive income
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(56,034)	(155,651)	-	(58,484)	(162,456)	-
Actuarial losses (IFRS/CPC)	10,463	29,065	-	10,464	29,064	-
Nondeductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	23,140	64,277	-	24,248	67,355	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(27,887)	(77,463)	-	(29,132)	(80,922)	-
Value added of assets received from the former ERSA	(84,014)	(233,374)	-	(86,495)	(240,264)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(186,066)	(516,850)	-	(193,927)	(538,685)	-
Other temporary differences	(20,408)	(56,689)	-	(17,233)	(47,874)	-
Total	(388,252)	(1,077,546)	(9,226)	(547,066)	(1,519,170)	(18,159)

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and In the nine months ended in September 30, 2016 and 2015:

	Parent company				Consolidated
	Social contribution				Social contribution
	2016		2015		2016		2015
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income before taxes	234,781	767,123	268,404	572,272	386,752	1,184,545	419,223	891,541
Adjustments to reflect effective rate:
Equity in subsidiaries	(231,233)	(778,043)	(270,850)	(610,769)	(68,826)	(200,944)	(43,603)	(124,985)
Amortization of intangible asset acquired	(3,382)	(10,146)	(4,938)	(18,239)	12,162	36,486	17,019	67,465
Tax incentives - PIIT (*)	-	-	-	-	(2,306)	(2,556)	(2,587)	(5,712)
Effect of presumed profit regime	-	-	-	-	(98,114)	(117,191)	(85,192)	(73,558)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	27,545	90,011	27,070	87,754
Interest on capital	-	12,048	-	62,339	-	-	-	-
Other permanent additions (exclusions), net	2,038	7,690	6,695	9,764	234	2,544	(4,933)	25,905
Tax base	2,204	(1,328)	(690)	15,368	257,447	992,895	326,997	868,411
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	(198)	120	62	(1,383)	(23,170)	(89,361)	(29,430)	(78,157)
Tax credit recorded (not recorded)	-	-	(72)	(72)	(12,279)	(35,756)	(10,907)	(26,815)
Total	(198)	120	(10)	(1,455)	(35,448)	(125,116)	(40,337)	(104,972)

Current	2,601	(4,623)	74	(974)	(63,029)	(213,352)	(23,097)	(78,435)
Deferred	(2,799)	4,743	(83)	(481)	27,580	88,236	(17,240)	(26,537)

	Parent company				Consolidated
	Income tax				Income tax
	2016		2015		2016		2015
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income before taxes	234,781	767,123	268,404	572,272	386,752	1,184,545	419,223	891,541
Adjustments to reflect effective rate:
Equity in subsidiaries	(231,233)	(778,043)	(270,850)	(610,769)	(68,826)	(200,944)	(43,603)	(124,985)
Amortization of intangible asset acquired	-	-	-	-	15,689	47,067	22,241	86,556
Tax incentives - PIIT (*)	-	-	-	-	(2,306)	(2,556)	(2,587)	(5,712)
Effect of presumed profit regime	-	-	-	-	(117,838)	(161,477)	(99,262)	(113,350)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	27,545	90,011	27,070	87,648
Interest on capital	-	12,048	-	62,339	-	-	-	-
Tax incentive - operating profit	-	-	-	-	(45,045)	(59,056)	(36,200)	(46,528)
Other permanent additions (exclusions), net	8,520	16,940	3,893	14,700	(4,371)	(24,542)	(13,910)	22,249
Tax base	12,068	18,068	1,447	38,543	191,600	873,048	272,972	797,419
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	(3,017)	(4,517)	(362)	(9,636)	(47,900)	(218,262)	(68,243)	(199,356)
Tax credit recorded (not recorded)	-	-	(419)	(419)	(34,132)	(99,313)	(30,422)	(74,442)
Total	(3,017)	(4,517)	(781)	(10,055)	(82,031)	(317,575)	(98,665)	(273,798)

Current	5,500	(16,438)	(168)	(6,777)	(156,464)	(557,938)	(48,704)	(192,021)
Deferred	(8,517)	11,921	(613)	(3,278)	74,432	240,363	(49,961)	(81,777)

(*) Technologic innovation program

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(10)     FINANCIAL ASSET OF CONCESSION

	Distribution	Transmission	Consolidated
As of December 31, 2015	3,483,713	123,391	3,607,104
Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

Additions	390,747	35,205	425,952
Adjustment of expected cash flow	209,683	-	209,683
Adjustment - financial asset measured at amortized cost	-	11,171	11,171
Cash inputs - RAP	-	(7,103)	(7,103)
Disposals	(13,350)	-	(13,350)

As of September 30, 2016	4,070,793	162,664	4,233,457
Current	-	10,563	10,563
Noncurrent	4,070,793	152,101	4,222,894

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) by compensation upon the return of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual revenue ("RAP").

For energy distributors, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recognized against a finance income and/or cost account in the statement of profit or loss for the period, based on the fair value (new replacement value - “VNR”) (finance income of R$ 209,683 in the nine months ended in September 30, 2016 and R$ 262,644 in the nine months ended in September 30, 2015).

For the energy transmitters, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received during the remaining concession period and by compensation upon the return of the assets to the granting authority at the end of the concession. The adjustment of R$ 11,171, (R$ 8,120 in the nine months ended in September 30, 2015) is recognized against other operating income.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Advances - Fundação CESP	11,958	10,567	-	-
Advances to suppliers	9,795	10,666	-	-
Pledges, funds and restricted deposits	20,050	649	504,827	433,014
Orders in progress	160,429	274,605	-	-
Services rendered to third parties	9,040	6,987	-	-
Energy pre-purchase agreements	-	-	29,518	31,375
Collection agreements	1,145	90,451	-	-
Prepaid expenses	74,258	61,602	24,111	19,579
GSF Renegotiation	10,255	8,724	27,284	29,392
Receivables - Eletrobras	240,325	341,781	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	25,790	12,509	-	-
Indemnities for claims	-	49,937	-	-
Leases	21,721	12,883	50,912	34,504
Other	101,478	90,653	35,585	34,685
(-) Allowance for doubtful debts (Note 6)	(12,033)	(12,460)	-	(1,981)
Total	674,211	959,553	686,187	594,519

Renegotiation of GSF - Refers to the premium paid in advance by the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado)  and CPFL Renováveis in relation to transfer of the hydrological risk to the Tariff Flag Resources Centralizing Account (“CCRBT”), amortized on a straight-line basis against other operating costs.

Receivables – Eletrobrás: refer to: (i) low income subsidies totaling R$ 15,262 (R$ 18,190 at December 31, 2015), (ii) other tariff discounts granted to consumers amounting to R$ 106,601 (R$ 323,591 as of December 31, 2015), and (iii) tariff discounts - injunctions amounting to R$ 118,462 (Note 26.3).

On May 2015, the distribution subsidiaries obtained preliminary injunctions authorizing non-payment of amounts owed for Energy Development Account (CDE) quotas up to the limit of the balances receivable from Eletrobrás relating to the CDE injection. In the nine months ended in September 30 2016 the subsidiaries carried out matching of accounts of the accounts receivable by way of CDE injection and the CDE accounts payable (note 19) the amount of R$ 428,387.

(12)   INVESTMENTS

	Parent company		Consolidated
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Permanent equity interests - equity method
By equity method of the subsidiary	5,891,468	6,178,637	1,428,897	1,235,832
Value-added of assets, net	708,310	755,345	11,365	11,799
Goodwill	6,054	6,054	-	-
Total	6,605,832	6,940,036	1,440,262	1,247,631

12.1 Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

		September 30, 2016				September 30, 2016	December 31, 2015	Nine months 2016	Nine months 2015
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	880,653	8,949,770	905,948	1,026,842	235,118	1,026,842	1,352,393	235,118	221,667
CPFL Piratininga	53,096,770	3,581,628	235,556	407,545	112,604	407,545	537,670	112,604	150,216
CPFL Santa Cruz	371,772	409,146	74,862	134,658	17,209	134,658	131,149	17,209	24,563
CPFL Leste Paulista	892,772	167,889	29,212	48,606	6,485	48,606	46,301	6,485	7,887
CPFL Sul Paulista	454,958	184,527	28,492	56,286	5,846	56,286	55,233	5,846	9,501
CPFL Jaguari	209,294	133,715	20,632	28,690	6,422	28,690	28,521	6,422	1,687
CPFL Mococa	117,199	109,622	16,004	30,687	5,905	30,687	29,205	5,905	4,086
RGE	1,019,790	4,165,992	1,213,180	1,577,784	79,132	1,577,784	1,580,807	79,132	91,861
CPFL Geração	205,492,020	6,785,688	1,043,922	2,278,726	259,217	2,278,726	2,169,922	259,217	83,872
CPFL Jaguari Geração (*)	40,108	43,754	40,108	43,606	3,498	43,606	42,729	3,498	581
CPFL Brasil	2,999	458,195	2,999	76,348	71,355	76,348	51,779	71,355	62,860
CPFL Planalto (*)	630	2,433	630	1,294	1,668	1,294	2,003	1,668	1,364
CPFL Serviços	1,480,835	173,828	50,143	44,816	(5,328)	44,816	7,117	(5,328)	(12,190)
CPFL Atende (*)	13,991	24,683	13,991	15,798	4,412	15,798	17,373	4,412	5,857
Nect (*)	2,059	26,733	2,059	7,135	10,264	7,135	16,087	10,264	14,549
CPFL Total (*)	19,005	31,161	19,005	23,590	8,837	23,590	19,930	8,837	8,383
CPFL Jaguariuna (*)	3,156	2,596	3,156	2,489	(87)	2,489	2,496	(87)	(77)
CPFL Telecom	55,420	60,910	55,420	(34,247)	(19,278)	(34,247)	(33,969)	(19,278)	(10,279)
CPFL Centrais Geradoras (*)	16,128	16,024	16,128	15,733	(684)	15,733	19,972	(684)	5,019
CPFL ESCO	48,164	100,305	48,164	60,478	4,670	60,478	66,038	4,670	27,573
AUTHI (*)	2,610	27,213	2,610	10,359	17,813	10,359	1,913	17,813	(1,689)
Subtotal - By subsidiary's equity						5,857,221	6,144,668	825,078	697,293
Amortization of added value on assets						-	-	(47,035)	(86,523)
Total						5,857,221	6,144,668	778,043	610,769

Investment						5,891,468	6,178,637
Provision for equity interest losses						(34,247)	(33,969)
(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified under Investments in the parent company’s statement of income. The amortization of the fair value adjustments (value added) of net assets of R$ 47,035 (R$ 86,523 in the nine months ended in September 30 2015) is classified in the parent company’s statement of profit or loss in line item “equity in subsidiaries”, in conformity with ICPC 09 (R2).

The movements, in the parent company, in investments in subsidiaries, in the period are as follows:

Investment	Investment as of December 31, 2015	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Dividend and Interest on shareholders’ equity receivable	Investment as of September 30, 2016
CPFL Paulista	1,352,393	-	235,118	(277,013)	(283,656)	1,026,842
CPFL Piratininga	537,670	-	112,604	(102,326)	(140,404)	407,545
CPFL Santa Cruz	131,149	-	17,209	-	(13,700)	134,658
CPFL Leste Paulista	46,301	-	6,485	-	(4,180)	48,606
CPFL Sul Paulista	55,233	-	5,846	-	(4,794)	56,285
CPFL Jaguari	28,521	-	6,422	-	(6,254)	28,689
CPFL Mococa	29,205	-	5,905	-	(4,423)	30,687
RGE	1,580,807	-	79,132	(16,936)	(65,218)	1,577,784
CPFL Geração	2,169,922	220	259,217	(8,088)	(142,544)	2,278,726
CPFL Jaguari Geração	42,729	-	3,498	-	(2,621)	43,606
CPFL Brasil	51,779	-	71,355	-	(46,786)	76,348
CPFL Planalto	2,003	-	1,668	-	(2,377)	1,294
CPFL Serviços	7,117	43,026	(5,328)	-	-	44,816
CPFL Atende	17,373	-	4,412	-	(5,987)	15,798
Nect	16,087	-	10,264	-	(19,216)	7,135
CPFL Total	19,930	-	8,837	-	(5,177)	23,590
CPFL Jaguariuna	2,496	80	(87)	-	-	2,489
CPFL Telecom	(33,969)	19,000	(19,278)	-	-	(34,247)
CPFL Centrais Geradoras	19,972	-	(684)	-	(3,555)	15,733
CPFL ESCO	66,038	-	4,670	-	(10,230)	60,478
AUTHI	1,912	2,600	17,813	-	(11,968)	10,359
	6,144,668	64,926	825,078	(404,363)	(773,090)	5,857,221

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

In the consolidated, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

Investment in joint ventures	September 30, 2016	December 31, 2015	Nine months 2016	Nine months 2015
	Shareholders equity interest		Equity in subsidiaries

Baesa	174,521	166,150	8,371	1,886
Enercan	557,222	473,148	84,074	43,753
Chapecoense	514,021	449,049	64,972	29,479
EPASA	183,133	147,485	43,962	50,719
Fair value adjustments of assets, net	11,365	11,799	(435)	(852)
	1,440,262	1,247,631	200,944	124,985

12.2 Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession, acquired through business combinations. The goodwill refers mainly to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial statements, these amounts are classified as Intangible Assets (note 14).

12.3 Dividends and interest on capital receivable

At September 30, 2016 and December, 31 2015, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on Shareholders´ Equity		Total
Subsidiaries	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
CPFL Paulista	163,210	612,585	-	52,383	163,210	664,968
CPFL Piratininga	72,080	172,239	-	27,084	72,080	199,323
CPFL Santa Cruz	8,805	19,527	4,160	7,517	12,965	27,044
CPFL Leste Paulista	2,454	3,220	1,466	2,102	3,921	5,322
CPFL Sul Paulista	8,641	3,848	1,986	1,986	10,627	5,834
CPFL Jaguari	6,115	1,152	-	-	6,115	1,152
CPFL Mococa	3,318	2,499	939	1,234	4,257	3,733
RGE	24,672	67,815	-	64,073	24,672	131,888
CPFL Geração	246,077	103,532	-	-	246,077	103,532
CPFL Centrais Geradoras	-	1,185	-	-	-	1,185
CPFL Jaguari Geração	-	1,667	-	-	-	1,667
CPFL Brasil	86,020	41,176	1,650	1,601	87,671	42,777
CPFL Planalto	1,005	458	-	-	1,005	458
CPFL Serviços	-	12,026	-	-	-	12,026
CPFL Atende	1,953	-	554	-	2,507	-
Nect Serviços	10,600	4,539	-	-	10,600	4,539
CPFL Total	4,930	5,589	-	-	4,930	5,589
CPFL ESCO	9,565	9,565	16,325	6,354	25,891	15,919
AUTHI	10,064	634	-	-	10,064	634
	659,510	1,063,256	27,081	164,334	686,592	1,227,590

At the consolidated financial statements, the balance of dividends and interest on capital receivable at September 30, 2016 is R$ 13,424 (R$ 91,392 at December 31, 2015) related to joint ventures.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

12.4 Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
As of December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity Interests and voting capital	35.00%	48.39%	40.07%

Net equity attributable to noncontrolling shareholders	30,295	(53,616)	2,449	(20,871)
Dividends	-	(16,129)	-	(16,129)
Other movements	-	247	(53)	194
As of September 30, 2016	264,566	2,078,992	75,578	2,419,136
Equity Interests and voting capital	35.00%	48.39%	40.07%

12.4.2    Summarized financial information of subsidiaries that have interests of noncontrolling shareholders

Summarized financial information on subsidiaries that have interests of noncontrolling shareholders at September 30, 2016 and December 31, 2015 and in the nine months ended in September 30, 2016 and 2015 are as follows:

	September 30, 2016			December 31, 2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	259,883	969,734	29,536	203,205	1,296,420	39,916
Cash and cash equivalents	208,185	515,631	20,208	154,845	871,503	30,907
Noncurrent assets	942,491	11,137,826	123,057	997,049	10,607,682	126,147

Current liabilities	86,273	1,268,801	4,491	128,920	1,174,865	16,515
Borrowings and debentures	55,432	835,928	34	62,279	854,042	392
Other financial liabilities	14,798	68,431	254	39,068	75,716	6,496
Noncurrent liabilities	360,196	6,668,085	35,272	401,988	6,425,440	40,908
Borrowings and debentures	272,530	5,428,098	35,086	318,864	5,150,530	40,908
Other financial liabilities	87,666	633	-	83,124	633	-
Equity	755,904	4,170,674	112,830	669,346	4,303,797	108,639
Equity attributable to controlling shareholders	755,904	4,052,784	112,830	669,346	4,176,063	108,639
Equity attributable to noncontrolling shareholders	-	117,890	-	-	127,734	-

	Nine months 2016			Nine months 2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	223,603	1,144,731	22,840	218,502	1,061,929	23,516
Operating cost and expense	(43,106)	(421,107)	(20,958)	(76,234)	(432,627)	(22,832)
Depreciation and amortization	(33,995)	(406,679)	(2)	(34,539)	(397,162)	(6)
Interest income	20,459	81,576	2,071	11,429	86,399	1,384
Interest expense	(27,936)	(435,558)	(1,093)	(30,282)	(387,909)	(861)
Income tax expense	(44,732)	(39,837)	254	(19,985)	(27,257)	(286)
Profit (loss)	86,558	(117,461)	6,112	41,908	(131,360)	578
Attributable to controlling shareholders	86,558	(123,705)	6,112	41,908	(132,651)	578
Attributable to nocontrolling shareholders	-	6,244	-	-	1,291	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

12.4.3    Joint ventures

Summarized financial information on joint ventures at September 30, 2016 and December 31, 2015 and in the nine months ended in September 30, 2016 and 2015 are as follows:

	September 30, 2016				December 31, 2015
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	344,217	51,727	361,688	155,187	292,133	105,198	356,493	305,371
Cash and cash equivalents	227,653	15,809	197,949	29,811	112,387	75,097	239,192	120,307
Noncurrent assets	1,188,449	1,134,658	3,039,601	574,260	1,253,002	1,174,604	3,079,957	600,413

Current liabilities	139,917	115,765	333,166	126,969	264,721	188,077	447,142	336,794
Borrowings and debentures	86,950	87,627	137,079	35,451	86,724	111,422	136,322	57,269
Other financial liabilities	8,356	23,262	76,862	28,450	81,121	70,793	115,360	122,921
Noncurrent liabilities	249,098	372,701	2,060,238	259,141	309,317	427,284	2,108,820	292,490
Borrowings and debentures	173,988	83,764	1,320,608	227,186	240,336	155,826	1,404,553	251,913
Other financial liabilities	26,302	276,925	737,079	28,204	24,759	260,042	703,556	40,381
Equity	1,143,651	697,920	1,007,885	343,337	971,097	664,442	880,488	276,500

	Nine months 2016				Nine months 2015
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	419,061	181,441	579,724	367,658	383,750	344,816	535,632	709,604
Operating cost and expense	(103,861)	(50,212)	(118,546)	(220,713)	(171,018)	(211,212)	(188,203)	(542,485)
Depreciation and amortization	(40,349)	(38,776)	(96,030)	(24,554)	(40,258)	(41,501)	(98,841)	(24,288)
Interest income	22,477	7,695	24,695	8,460	10,526	4,965	17,955	8,011
Interest expense	(27,360)	(16,233)	(94,599)	(17,815)	(45,025)	(17,328)	(99,596)	(22,846)
Income tax expense	(88,951)	(17,387)	(64,447)	(21,081)	(45,561)	(3,839)	(30,004)	(22,666)
Profit (loss)	172,554	33,478	127,396	82,418	89,799	7,541	57,802	95,056
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Although holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividends to subsidiary CPFL Geração above the mandatory minimum dividend of 25% without the prior consent of the BNDES.

12.4.4    Jointly controlled operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goiás State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measures not audited by the independent auditors).

12.5Advance for future capital increase

At September 30, 2016 the balances of advance for future capital increase mainly refer to advances to the subsidiaries CPFL Serviços (R$ 46,000) and CPFL Telecom (R$ 25,000), approved in June 2016 and September 2015 respectively.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(13)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historic cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Additions	-	67	77	77	-	-	888,577	888,797
Disposals	-	-	-	(4,218)	(1,220)	(214)	(46)	(5,698)
Transfers	3,851	50,808	161,023	626,835	18,286	434	(861,236)	-
Reclassification - cost	(58)	(3,042)	(24,770)	35,347	(12)	100	-	7,565
Transfers from/to other assets - cost	-	3	1	(2,355)	(167)	(516)	(10,947)	(13,983)
Depreciation	(5,589)	(55,974)	(39,117)	(275,970)	(6,100)	(1,295)	-	(384,045)
Write-off of depreciation	-	-	-	3,224	480	88	-	3,792
Reclassification - depreciation	(1,212)	107	(5,380)	(1,100)	7	12	-	(7,565)
Transfers from/to other assets - depreciation	-	3	(46)	1,186	149	96	-	1,389
As of September 30, 2016	173,798	1,368,217	1,167,770	6,207,115	47,653	8,400	690,511	9,663,465
Historic cost	201,934	2,013,476	1,652,557	8,515,702	69,834	22,125	690,511	13,166,139
Accumulated depreciation	(28,136)	(645,259)	(484,787)	(2,308,587)	(22,181)	(13,725)	-	(3,502,674)

Average depreciation rate	3.86%	3.72%	3.19%	4.35%	12.32%	9.89%

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated, in the nine months ended in September 30, 2016, R$ 43,568 was capitalized at a rate of 11.53% (R$ 20,416 in the nine months ended in September 30, 2015 at a rate of 11.05%) (Note 29).

The amounts stated under "Reclassification - cost" and “Reclassification – depreciation” mainly relate to the subsidiary CPFL Renováveis and refer to transfers for amendments of fixed asset groups, they do not alter the amount of depreciation expense registered in the period, as there was no change to their useful lives.

In the consolidated, depreciation expenses are recognized in the statement of profit or loss in line item “depreciation and amortization” (note 28).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,004
Accumulated amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

Additions	-	-	-	718,062	-	5,259	723,321
Amortization	-	(186,272)	(357,851)	-	(1,065)	(8,890)	(554,078)
Transfer - intangible assets	-	-	361,894	(361,894)	-	-	-
Transfer - financial asset	-	-	(2,262)	(388,484)	-	-	(390,747)
Disposal and transfer - other assets	-	-	(27,046)	-	-	1,225	(25,821)

As of September 30, 2016	6,115	4,169,274	4,223,917	467,310	27,678	68,719	8,963,014
Historical cost	6,152	7,236,860	10,574,363	467,310	35,840	195,720	18,516,245
Accumulated amortization	(37)	(3,067,586)	(6,350,446)	-	(8,162)	(127,000)	(9,553,231)

In the consolidated the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 28).

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the nine months ended in September 30 2016 R$ 8,864 was capitalized
(R$ 8,373 in the nine months ended in September 30 2015) at a rate of 7.59% p.a. (7.50% p.a. in the nine months ended in September 30 2015).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

14.1     Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Consolidated
	September 30, 2016			December 31, 2015	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2016	2015
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(194,522)	110,340	117,829	3.28%	4.78%
CPFL Piratininga	39,065	(23,422)	15,643	16,614	3.31%	4.50%
RGE	3,150	(1,660)	1,490	1,590	4.24%	5.51%
CPFL Geração	54,555	(33,182)	21,373	22,757	3.38%	5.04%
CPFL Jaguari Geração	7,896	(3,515)	4,381	4,584	3.41%	6.36%
	409,527	(256,300)	153,227	163,373

Subsidiares
CPFL Renováveis	3,764,809	(683,604)	3,081,205	3,195,215	4.02%	4.35%
RGE	618	(135)	483	516
	3,765,427	(683,738)	3,081,689	3,195,731

Subtotal	4,174,954	(940,038)	3,234,915	3,359,104

Intangible asset acquired and merged - Deductible
Subsidiares
RGE	1,120,266	(856,435)	263,831	281,551	2.11%	1.79%
CPFL Geração	426,450	(311,005)	115,444	122,919	2.34%	3.80%
Subtotal	1,546,716	(1,167,441)	379,275	404,470

Intangible asset acquired and merged - Reassessed
Parent Company
CPFL Paulista	1,074,026	(714,410)	359,616	383,770	3.00%	4.34%
CPFL Piratininga	115,762	(69,407)	46,354	49,232	3.31%	4.50%
RGE	310,128	(168,488)	141,640	151,153	4.09%	5.32%
CPFL Jaguari Geração	15,275	(7,802)	7,473	7,818	3.01%	5.61%
Subtotal	1,515,190	(960,107)	555,083	591,972

Total	7,236,860	(3,067,586)	4,169,274	4,355,546

As mentioned in Note 3, from January 1, 2016, in line with the changes to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), the Company will amortize intangible assets acquired in business combinations prospectively on a straight-line basis over the remaining period of the concessions.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(15)   TRADE PAYABLES

	Consolidated
	September 30, 2016	December 31, 2015
Current
System service charges	51,362	203,961
Energy purchased	1,396,022	2,402,823
Electricity network usage charges	98,517	106,940
Materials and services	270,010	331,809
Free energy	127,747	115,676
Total	1,943,658	3,161,210

Noncurrent
Materials and services	633	633

(16)   INTEREST ON DEBTS AND BORROWINGS

	Consolidated
	September 30, 2016				December 31, 2015
	Interest - current and noncurrent	Principal		Total	Interest - current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	18,062	741,856	4,781,410	5,541,328	17,775	693,058	4,970,715	5,681,549
Rental assets	27	938	4,240	5,205	17	687	3,434	4,138
Financial Institutions	193,467	246,523	1,529,974	1,969,964	179,656	382,411	1,350,746	1,912,812
Other	815	21,433	7,840	30,088	764	134,960	10,002	145,726
Total at cost	212,372	1,010,750	6,323,463	7,546,585	198,212	1,211,115	6,334,897	7,744,225

Measured at fair value
Foreign currency
Financial Institutions	15,536	427,971	4,898,860	5,342,367	40,714	1,651,199	5,560,517	7,252,430
Mark to market	-	(1,250)	(82,186)	(83,436)	-	(29,269)	(282,980)	(312,249)
Total at fair value	15,536	426,721	4,816,674	5,258,931	40,714	1,621,930	5,277,536	6,940,180

Borrowing costs (*)	-	(2,873)	(32,514)	(35,387)	-	(1,391)	(20,227)	(21,618)

Total	227,908	1,434,598	11,107,624	12,770,130	238,926	2,831,654	11,592,206	14,662,787

(*) In accordance with IAS 39 / CPC 08, this refers to the fundraising costs attributable to issuance of the respective debts

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	September 30, 2016	December 31, 2015	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	45,461	70,293	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	4,073	5,384	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	32,718	38,386	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	161,865	197,145	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	9,282	10,412	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	170,297	191,022	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	59,781	63,777	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	74,512	65,304	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	138,410	130,774	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	27,465	33,808	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	24,485	37,859	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,313	1,736	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	17,014	19,962	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	47,309	57,621	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,438	2,735	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	42,379	47,536	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	42,230	39,605	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	68,649	69,054	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	29,165	30,463	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	13,024	16,031	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	27,518	42,549	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	12,551	14,725	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	86,474	105,322	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	982	1,102	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	62,620	70,240	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	40,795	43,522	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	66,217	59,348	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	84,946	76,728	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	6,535	8,045	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	183	227	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	613	715	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFL Santa Cruz
FINEM	9,395	10,306	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,468	3,663	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,394	7,382	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,510	3,850	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,271	1,343	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,346	2,709	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,493	2,734	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,776	1,876	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,294	3,803	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Santander	1,526	1,710	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	589	808	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,503	2,745	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,320	1,394	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,448	2,826	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Santander	1,963	2,200	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	758	1,039	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,442	1,932	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank credit note - Santander	4,216	4,619	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,350	1,509	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	327	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	717	864	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	11,730	13,049	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	50	60	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,351	2,659	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	105	108	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,949	6,496	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	823	1,002	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	4,071	4,006	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,666	-	Fixed rate 6% to 10% (e)	66 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	4,860	-	TJLP + 3.5% (e)	48 monthly installments from july 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,117	-	SELIC + 3.9% (k)	48 monthly installments from july 2017	CPFL Energia guarantee and liens on equipment
FINAME	976	-	SELIC + 3.86% (k)	48 monthly installments from july 2017	CPFL Energia guarantee and liens on equipment

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CERAN
BNDES	277,365	312,150	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	50,597	68,993	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão
FINAME	17,518	19,466	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,611	7,610	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,751	7,018	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,781	21,544	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	476	-	TJLP (l)	60 monthly installments from December 2016	CPFL Energia guarantee
CPFL Renováveis
FINEM I	269,300	290,445	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	22,988	25,308	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	504,055	528,528	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM V	82,949	90,678	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	75,914	79,457	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	143,060	156,737	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	26,985	32,289	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares of subsidiary and liens on machinery and equipment
FINEM X	305	528	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	108,176	115,676	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	321,857	335,894	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	322,792	296,891	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XIV	-	11,599	TJLP + 3.50%	120 monthly installments from June 2007	Liens on machinery and equipment , assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XV	28,290	31,227	TJLP + 3.44%	139 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVI	6,938	8,500	Fixed rate 5.50%	101 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVII	468,000	490,786	TJLP + 2.18%	192 monthly installments from January 2013	Liens on machinery and equipment, assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares and reserve account
FINEM XVIII	14,913	18,481	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	30,013	31,381	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XX	46,507	52,091	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXI	40,900	42,765	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XXII	40,915	45,828	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXIII	1,873	2,305	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XXIV	116,300	136,528	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	81,799	79,010	TJLP + 2.18%	192 monthly installments from June 2015	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	462,198	270,768	TJLP + 2.75%	192 monthly installments from July 2017	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVII	70,657	-	TJLP + 2,02%	162 monthly installments from November 2016	Pledge of shares of the intervening parties, assignment of credit rights, pledge of incidental rights authorized by ANEEL and SPE Reserve Account
FINAME IV	2,974	3,327	Fixed rate 2.5%	96 monthly installments from February 2015	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEP I	1,520	1,890	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,444	10,383	TJLP - 1.00%	85 monthly installments from June 2017	Guarantee
FINEP III	5,517	6,374	TJLP + 3.00%	73 monthly installments from July 2015	Guarantee
BNB I	102,300	108,835	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens
BNB II	160,056	165,324	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	29,474	30,837	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	70,154	72,739	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Banco do Brasil	-	31,014	Fixed rate 10.00%	132 monthly installment from June 2010	Shareholders support, pledge of shares and grantor rights, assignment of receivables, performance bond, guarantee and civil liability
CPFL Brasil
FINEP	-	1,864	Fixed rate 5%	81 monthly installments from August 2011	Receivables
Purchase of assets
CPFL ESCO
FINAME	3,082	3,544	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	104	117	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	249	261	TJLP + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	227	216	SELIC + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	125	-	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	679	-	Fixed rate 9.5% (e)	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	738	-	TJLP + 3.50% (e)	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
Financial institutions
CPFL Energia
Santander - Working capital	-	331,343	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	367,882	331,549	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	64,747	58,353	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	48,560	43,764	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,540	7,637	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	5,958	6,587	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	23,179	23,790	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	16,219	17,268	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,746	8,052	CDI + 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

CPFL Sul Paulista
Banco do Brasil - Working capital	30,902	27,850	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,038	8,914	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,545	-	CDI + 1.27% (g)	semiannual installments from February 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	4,267	3,846	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	12,458	13,266	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	12,495	12,825	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	27,959	25,198	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,042	4,305	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	12,860	14,663	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	4,482	5,111	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	619,296	642,124	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	259,460	290,679	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
Safra	201,627	-	105% of CDI	14 installment from August 2016	Redeemable preferred shares structure
Banking credit notes -BCN- Banco BBM	46,548	-	CDI + 3.30%	1 installment in January 2017	No guarantee
Banking credit notes -BCN- Banco ABC	46,171	-	CDI + 3.80%	1 installment in December 2017	No guarantee
Banco ABC / promissory notes	101,558	-	CDI + 3.80%	Semiannual installments from February 2017	No guarantee
CPFL Telecom
Banco IBM - Working capital	30,425	35,689	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee
Others
Eletrobrás
CPFL Paulista	3,036	3,931	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	-	88	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	6,131	7,658	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	600	1,029	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	372	532	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	345	544	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	11	24	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	130	170	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Others	19,463	131,751
Subtotal local currency - Cost	7,546,585	7,744,225
Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	-	293,660	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	-	154,665	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	-	197,044	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	323,778	397,324	US$+Libor 3 months+1.35% (3) (f)	1 installment in october 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	145,099	175,750	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	161,493	195,524	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	161,308	195,380	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	72,601	85,991	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	195,502	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	-	227,397	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	279,652	338,504	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	129,850	156,381	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	113,435	138,255	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	81,078	98,891	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	48,500	59,080	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	484,895	587,094	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	241,811	292,895	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	-	196,502	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	95,502	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	215,698	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Bank of America Merrill Lynch	-	48,964	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	97,849	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	199,654	236,474	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	202,231	244,778	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	161,410	195,502	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	-	177,268	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	124,737	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	53,360	64,980	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	161,875	195,938	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	215,698	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	58,189	70,439	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	264,787	320,602	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	-	58,683	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	-	274,426	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	44,000	53,260	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	196,253	239,453	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	139,466	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	215,698	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Santander	-	34,679	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,237	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Santander	-	38,147	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,237	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	16,237	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	-	53,752	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,237	-	US$ + 3.37% (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	322,562	390,757	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CCB-China Construction Bank	96,860	-	US$+Libor 3 months + 1.60% + 1.4% fee (4)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	115,281	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	387,064	-	US$+Libor 3 months + 1.41% (3) (f)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
CCB China	32,263	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	12,238	14,760	US$ + 1.75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	35,094	42,862	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	43,705	53,317	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(83,436)	(312,249)

Total Foreign Currency - fair value	5,258,930	6,940,180

Borrowing costs(*)	(35,387)	(21,618)

Total - Consolidated	12,770,130	14,662,787

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais. corresponding to :
(1) 143.85% of CDI	(3) 99% to 109% of CDI
(2) 95.2% of CDI	(4) 109.1% to 119% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI		(k) 130.01% a 140% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI		(l) 50.1% a 60% of CDI

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

 (*) In accordance with IAS 39 / CPC 08, this refers to the fundraising costs attributable to issuance of the respective debts

 (**) Syndicated transaction - foreign currency financial loans, with a group of financial institutions as counterparty.

(***) Modification of the loan conditions in the quarter in accordance with the addendum to the contract.

In conformity with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification as financial liabilities of borrowings measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At September 30, 2016, the total balance of the borrowings measured at fair value was R$ 5,258,931 (R$ 6,940,180 at December 31, 2015).

Changes in the fair values of these borrowings are recognized in the finance income/expense of the Company and its subsidiaries. In September 30, 2016 the accumulated gains of R$ 83,436 (R$ 312,249 at December 31, 2015) on marking the borrowings to market, less losses of R$ 4,484 (R$ 184,518 at December 31, 2015) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 78,952 (R$ 127,731 at December 31, 2015).

The maturities of the principal of borrowings are scheduled as follows:

Maturity	Consolidated
From October 1, 2017	420,303
2018	3,968,893
2019	2,595,561
2020	1,342,590
2021	685,426
2022 to 2026	1,524,106
2027 to 2031	607,293
2032 to 2036	45,636
Subtotal	11,189,808
Mark to market	(82,186)
Total	11,107,624

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

Main borrowings in the period:

		R$ thousand
Company	Bank / credit line	Total approved	Released in 2016	Released net of fundraising costs	Interest	Utilization
Local currency:
Investment:
CPFL Paulista	FINEM VII	427,716	27,075	26,421	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	7,866	7,586	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	21,125	20,740	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	12,277	9,009	9,009	Quarterly	Purchase of machinery and equipment
CPFL Esco	FINAME (a)	1,543	1,525	1,525	Quarterly	Purchase of machinery and equipment
CPFL Renováveis	FINEM XIII	379,948	38,873	38,873	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	69,103	67,628	67,628	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVI	764,109	168,028	166,675	Monthly	Subsidiary's investment plan

Financial institutions:
CPFL Sul Paulista	Banco IBM / CCB	6,459	6,459	6,459	Semiannual	Working capital improvement
CPFL Renováveis - Alto Irani	Banco Safra / redeemable preferred shares of the subsidiary Alto Irani (a)	75,000	75,000	73,416	Semiannual	Subsidiary's investment plan
CPFL Renováveis - Plano Alto	Banco Safra / redeemable preferred shares of the subsidiary Plano Alto (a)	55,000	55,000	53,838	Semiannual	Subsidiary's investment plan
CPFL Renováveis parent company	Banco BBM/BCN (a)	44,000	44,000	44,000	Bullet	Working capital improvement
CPFL Renováveis parent company	Banco ABC/BCN (a)	44,000	44,000	44,000	Bullet	Subsidiary's investment plan
CPFL Renováveis	Banco ABC/promissory notes (a)	100,000	100,000	99,294	Semiannual	Working capital improvement
CPFL Renováveis: Figueirópolis	Banco Safra / redeemable preferred shares of the subsidiary Figueirópolis (a)	70,000	70,000	68,521	Semiannual	Subsidiary's investment plan
		2,510,807	735,586	727,985
Foreign currency
Financial institutions:
CPFL Paulista	Syndicated loan : Bank of America Merrill Lynch, Citibank, HSBC e EDC / Law 4.131	236,127	236,127	232,458	Quarterly	Working capital improvement
CPFL Piratininga	Syndicated loan : Bank of America Merrill Lynch, Citibank, HSBC e EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
RGE	Syndicated loan : Bank of America Merrill Lynch, Citibank, HSBC e EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
CPFL Santa Cruz	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannual	Working capital improvement
CPFL Leste Paulista	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannual	Working capital improvement
CPFL Sul Paulista	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannual	Working capital improvement
CPFL Jaguari	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannual	Working capital improvement
CPFL Geração	Scotiabank / Law 4.131	117,036	117,036	117,036	Semiannual	Working capital improvement
CPFL Geração	Citibank / Law 4.131	397,320	397,320	397,320	Quarterly	Working capital improvement
CPFL Geração	CCB China / Law 4.131 (a)	32,617	32,617	32,617	Quarterly	Working capital improvement
CPFL Geração	CCB China / Law 4.131 (a)	104,454	104,454	104,454	Quarterly	Working capital improvement
		1,425,744	1,425,744	1,414,744

		6,447,358	2,896,918	2,870,714

(a) the agreement has no restrictive covenants

Restrictive covenants

Borrowings are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. The loan contracts also include non-financial restrictive clauses, complied with in accordance with the latest assessment period.

Some loans contracted or with releases in 2016 have the clauses related to financial indicators, as follow:

FINEM VI and VII - CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by the subsidiaries, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.5

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item)

FINEM XIII

•         Maintaining the Debt Service Coverage Ratio (ICSD) at 1.3 or more.

FINEM XXVI

•         Maintaining the Debt Service Coverage Ratio (ICSD) at 1.3 or more in the subsidiaries covered by the contract.

•         Maintaining the annual ICSD recorded in the consolidated financial statements for the subsidiary Turbina 16 at 1.3 or more.

FINEM XXVII

•         Maintaining the ICSD at 1.2 or more;

•         Equity ratio (ICP), defined as the ratio of Equity to Total Assets, at 39.5% or more;

Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC, EDC (Law 4.131) – CPFL Paulista, CPFL Piratininga and RGE

Maintaining the following ratios in the Company's consolidated financial statements

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by financial income (expense) - minimum of 2.25.

Scotiabank and Citibank (Law 4.131) – CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Geração

Maintaining the following ratios in the Company's consolidated financial statements

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by financial income (expense) - minimum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2015.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied with in accordance with the latest assessment period, at June 30, 2016 and December 31, 2015, respectively.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(17)   DEBENTURES AND INTERESTS ON DEBENTURES

		Consolidated
		September 30, 2016				December 31, 2015
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
CPFL Paulista
6th Issue	Single series	23,532	198,000	462,000	683,532	47,292	-	660,000	707,292
7th Issue	Single series	11,096	-	505,000	516,096	29,546	-	505,000	534,546
		34,628	198,000	967,000	1,199,628	76,838	-	1,165,000	1,241,838

CPFL Piratininga
6th Issue	Single series	3,922	33,000	77,000	113,922	7,882	-	110,000	117,882
7th Issue	Single series	5,163	-	235,000	240,163	13,749	-	235,000	248,749
		9,085	33,000	312,000	354,085	21,631	-	345,000	366,631

RGE
6th Issue	Single series	17,827	150,000	350,000	517,827	35,828	-	500,000	535,828
7th Issue	Single series	3,735	-	170,000	173,735	9,946	-	170,000	179,946
		21,563	150,000	520,000	691,563	45,774	-	670,000	715,774

CPFL Santa Cruz
1st Issue	Single series	3,085	32,500	32,500	68,085	568	-	65,000	65,568

CPFL Brasil
2nd Issue	Single series	-	-	-	-	2,794	-	228,000	230,794

CPFL Geração
5th Issue	Single series	55,815	546,000	546,000	1,147,815	13,382	-	1,092,000	1,105,382
6th Issue	Single series	7,193	-	460,000	467,193	23,531	-	460,000	483,531
7th Issue	Single series	41,581	-	635,000	676,581	16,770	-	635,000	651,770
8th Issue	Single series	2,124	-	85,164	87,287	3,153	-	80,024	83,177
		106,713	546,000	1,726,164	2,378,877	56,835	-	2,267,024	2,323,859
CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	2,106	40,997	473,374	516,477	788	38,965	467,577	507,329
1st Issue - PCH Holding 2	Single series	663	8,701	132,091	141,455	616	8,701	140,792	150,109
1st Issue - Renováveis	Single series	20,436	43,000	322,500	385,936	6,579	43,000	365,500	415,079
2nd Issue - Renováveis	Single series	359	30,000	270,000	300,359	11,894	-	300,000	311,894
3rd Issue - Renováveis	Single series	16,843	-	296,000	312,843	4,589	-	296,000	300,589
1st Issue - DESA	Single series	1,721	17,500	8,750	27,971	862	17,500	17,500	35,862
2nd Issue - DESA	Single series	25,889	-	65,000	90,889	16,487	-	65,000	81,487
1st Issue - T-16	Single series	-	-	-	-	1,810	277,200	-	279,010
1st Issue - Campos dos Ventos V	Single series	-	-	-	-	374	42,000	-	42,374
1st Issue - Santa Úrsula	Single series	1,492	30,800	-	32,292	275	30,800	-	31,075
1st Issue - Pedra Cheirosa I	Single series	4,427	52,200	-	56,627	-	-	-	-
1st Issue - Pedra Cheirosa II	Single series	4,054	47,800	-	51,854	-	-	-	-
1st Issue - Boa Vista II	Single series	4,241	50,000	-	54,241	-	-	-	-
		82,231	320,997	1,567,715	1,970,944	44,274	458,165	1,652,369	2,154,808

Borrowing costs (**)		-	(5,418)	(18,979)	(24,397)	-	-	(28,842)	(28,842)

		257,306	1,275,079	5,106,400	6,638,785	248,714	458,165	6,363,552	7,070,430

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for earnings per share (note 25)

(**) In accordance with CPC 08/IAS 39, this refers to borrowings costs attributable to issuance of the respective debt instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	Issue	Quantity issued	Annual Remuneration	Annual effective rate	Amortization conditions	Collateral
CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - T-16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI

 The maturities of the debentures recognized in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From October 1, 2017	29,072
2018	1,650,606
2019	1,915,662
2020	666,799
2021	445,823
2022 to 2026	316,841
2027 to 2031	81,597
Total	5,106,400

Main borrowings during the period

			R$ thousand

Company	Issue	Quantity issued	Released in 2016	Released net of borrowing costs	Interest	Utilization
CPFL Renováveis - Pedra Cheirosa I	1st issue	5,220	52,200	51,602	Single payment	Subsidiary's investment plan
CPFL Renováveis - Pedra Cheirosa II	1st issue	4,780	47,800	47,251	Single payment	Subsidiary's investment plan
CPFL Renováveis - Boa Vista I!	1st issue	5,000	50,000	49,426	Single payment	Subsidiary's investment plan
			150,000	148,279

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The loan contracts also include non-financial restrictive clauses, complied with in accordance with the latest assessment.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

The debentures issued in 2016 contain no restrictive clauses that require the Company or its subsidiaries to maintain financial ratios.The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2015.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied with in accordance with the latest assessment period, at June 30, 2016 and December 31, 2015 respectively.

(18)   PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees as described in Note 19 to the December 31, 2015 financial statements.

18.1     Movements in the defined benefit plans:

The movements in the period in the net actuarial liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total

Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	458,255
Expenses (income) recognized in the statement of profit or loss	45,319	5,060	1,160	(56)	51,483
Sponsors' contributions transferred during the year	(47,969)	(11,465)	(1,000)	(7,421)	(67,855)
Actuarial loss (gain): effect of changes in financial assumptions	277,013	102,326	8,088	16,936	404,363
Net actuarial liability at September 30, 2016	712,033	106,229	18,525	9,459	846,246
Other contributions	18,013	1,246	351	120	19,730
Total liability	730,046	107,475	18,876	9,579	865,976

Current					8,946
Noncurrent					857,031

In the first semester of 2016, due to the change in the Brazilian macroeconomic scenario in comparison with December 31, 2015, the actuarial reports were updated to the base date of June 30, 2016 and the balances of liabilities and other comprehensive income were adjusted at that date to reflect the new reports.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

The income and expense recognized as operating cost are shown below:

	Nine months 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	604	2,248	55	35	2,942
Interest on actuarial obligations	348,598	89,839	8,333	26,078	472,848
Expected return on plan assets	(303,882)	(87,027)	(7,228)	(26,689)	(424,827)
Interest on the effect of asset ceiling	-	-	-	520	520
Total expense (income)	45,319	5,060	1,160	(56)	51,483

	Nine months 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated

Service cost	954	2,910	141	19	4,024
Interest on actuarial obligations	315,237	81,999	7,314	17,378	421,928
Expected return on plan assets	(275,656)	(76,893)	(7,116)	(17,252)	(376,917)
Total expense (income)	40,535	8,016	340	145	49,036

As mentioned above, due to the changes in the Brazilian macroeconomic scenario, the actuarial reports were updated to June 2016. The estimated income and expense to be recorded in the fourth quarter of 2016, based on the most recent actuarial reports, is shown below:

	4th quarter 2016 - estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated

Service cost	224	994	21	25	1,263
Interest on actuarial obligations	119,274	31,319	2,852	9,134	162,577
Expected return on plan assets	(100,302)	(28,581)	(2,356)	(8,944)	(140,182)
Total expense (income)	19,195	3,732	517	215	23,658

The main assumptions taken into consideration in the actuarial calculation, based on the actuarial reports as at June 30, 2016, December 31, 2015 and 2014, were as follows:

	June 30, 2016	December 31, 2015	December 31, 2014

Nominal discount rate for actuarial liabilities:	11.25% p.a.	12.67% p.a.	11.46% p.a.
Nominal Return Rate on Assets:	11.25% p.a.	12.67% p.a.	11.46% p.a.
Estimated Rate of nominal salary increase:	6.79% p.a.	6.79% p.a.	8.15% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5.00% p.a.	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	AT-2000 (-10)
Biometric table for the onset of disability:	Low light	Low light	Low light
Expected turnover rate:	ExpR_2012**	ExpR_2012**	ExpR_2012*
Likelihood of reaching retirement age:	100% on first eligibility for a full benefit	100% on first eligibility for a full benefit	100% on first eligibility for a full benefit
(*) FUNCESP experience
(**) FUNCESP experience, with aggravation of 40%

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(19)   REGULATORY CHARGES

	Consolidated
	September 30, 2016	December 31, 2015
Fee for the use of water resources	2,132	2,482
Global reversal reserve - RGR	17,469	17,446
ANEEL inspection fee	1,520	1,764
Energy development account - CDE	262,882	526,199
Tariff flags and other	838	304,127
Total	284,841	852,017

Energy development account – CDE: refer to the (i) annual CDE quota for the year 2016 in the amount of R$ 143,017 (R$ 401,347 at December 31, 2015); (ii) quota intended for return of the CDE injection for the period from January 2013 to January 2014 in the amount of R$ 36,699 (R$ 45,618 at December 31, 2015); and (iii) quota intended for return of the injection into the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 83,166 (R$ 79,231 at December 31, 2015). The subsidiaries conducted matching of accounts between the amount of CDE payable and the accounts receivable – Eletrobrás (note 11) the amount of R$ 428,387 in the nine months ended in September 30, 2016.

Tariff flags and other: refer basically to the amount to be passed on to the Account Centralizing Tariff Flag Resources (“CCRBT”) (note 26.5). As a result of the improved hydrological conditions, the tariff flag charges were suspended after April, leaving only rebilling.

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	September 30, 2016	December 31, 2015
Current
ICMS (State VAT)	386,664	384,151
PIS (tax on revenue)	22,164	33,199
COFINS (tax on revenue)	102,579	159,317
IRPJ (corporate income tax)	91,943	30,751
CSLL (social contribution on net income)	34,356	12,498
Other	33,780	33,427
Total	671,486	653,342

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2016		December 31, 2015
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor	145,627	81,162	171,989	78,345

Civil	181,056	110,381	194,530	112,909

Tax
FINSOCIAL	31,775	89,283	29,917	84,092
Income Tax	146,295	147,798	138,524	886,271
Other	87,335	69,866	15,920	63,600
	265,405	306,948	184,362	1,033,964

Other	21,179	635	18,654	2,310

Total	613,267	499,126	569,534	1,227,527

The movements in the provision for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2015	Addition	Reversal	Payment	Monetary restatement	September 30, 2016
Labor	171,989	92,199	(47,714)	(85,443)	14,596	145,627
Civil	194,530	78,552	(33,643)	(83,891)	25,508	181,056
Tax	184,362	70,310	(3,695)	(840)	15,268	265,405
Other	18,654	12,026	(5,900)	(5,059)	1,458	21,179
	569,534	253,088	(90,952)	(175,232)	56,830	613,267

The provision for tax, civil and labor risks was based on the assessment of the risks of losing the lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the external legal counselors and the Management of the Company and its subsidiaries.

The additions to provisions for tax risks in the nine months ended in September 30, 2016 largely refer to challenges by certain subsidiaries in relation to PIS and COFINS on financial income, the balances of which were previously classified in Taxes Payable.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2015.

Possible losses

The Company and its subsidiaries are parties to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases, therefore no allowances were registered. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses, at September 30, 2016 and December 31, 2015, were as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	Consolidated
	September 30, 2016	December 31, 2015	Main claims

Labor	622,693	659,636	Workplace accidents, hazardous duty premium, overtime, etc
Civil	782,586	697,242	Bodily injury, environmental impacts, tariff increases, etc
Tax	4,118,792	3,600,368	ICMS, FINSOCIAL, PIS and COFINS, Income tax, etc
Regulatory	91,080	71,514	Collection of the system service charge - ESS, established in the CNPE Resolution 3, etc
Total	5,615,151	5,028,760

Tax - in addition to the above-mentioned cases, there is a dispute concerning to the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,118,898. In January 2016, the subsidiary obtained court decisions authorizing the replacement of the escrow deposits related to this case by financial guarantees (letter of guarantee and performance bond); the withdrawals on behalf of the subsidiary occurred in 2016.  There is an appeal by the Office of Attorney-General of the National Treasury in both cases, with no suspensive effect, are awaiting judgment by the Federal Regional Court.

Additionally, in August 2016, the subsidiary CPFL Renováveis received a deficiency and penalty notice for R$ 285,537 in relation to collection of withholding tax - IRRF on interest on capital gain incurred for persons resident and/or domiciled abroad, as a result of the sale of Jantus SL in December 2011. Company management and its external legal consultants classified the chances of success as possible.

As regards labor contingencies, the Company informs, as mentioned in Note 22 to the financial statements at December 31, 2015, that discussions are in course concerning the possibility of changing the inflation adjustment index adopted by the Labor Court. There has been no change in the status of the discussion since then and the risk is still classified as possible.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent best estimate.

(22)   USE OF PUBLIC ASSET

	Consolidated
Subsidiary	September 30, 2016	December 31, 2015	Number of remaining installments	Interest rates
CERAN	97,607	92,581	234	IGP-M + 9.6% p.a.

Current	9,941	9,457
Noncurrent	87,666	83,124

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(23)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Consumers and concessionaires	52,143	53,959	-	-
Energy efficiency program - PEE	225,649	295,745	35,014	35,597
Research & Development - P&D	76,526	84,943	29,023	36,426
National scientific and technological development fund - FNDCT	1,942	4,115	-	-
Energy research company - EPE	978	2,065	-	-
Reversion fund	-	-	17,750	17,750
Advances	213,431	141,228	8,106	10,041
Tariff discounts - CDE	17,241	54,749	-	-
Provision for socio environmental costs	8,989	-	56,308	53,378
Payroll	10,833	13,136	-	-
Profit sharing	38,812	49,227	3,935	5,099
Collections agreement	53,635	130,282	-	-
Guarantees	-	-	26,343	28,531
Business combination	11,929	29,935	-	-
Other	25,148	45,587	3,979	4,326
Total	737,258	904,971	180,457	191,148

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, prior to provision of the energy or service.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(24)   EQUITY

The shareholders’ interest in the Company’s equity at September 30, 2016 and December 31, 2015 is shown below:

	Number of shares
	September 30, 2016		December 31, 2015
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	73,008,816	7.17%	262,698,037	26.45%
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	226,778,743	22.28%	29,756,032	3.00%
Camargo Correa S.A.	5,897,311	0.58%	26,764	0.00%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.57%
Bonaire Participações S.A.	1,259,386	0.12%	1,238,334	0.12%
Energia São Paulo FIA	150,146,050	14.75%	146,463,379	14.75%
Fundação Petrobras de Seguridade Social - Petros	1,861,658	0.18%	1,816,119	0.18%
BNDES Participações S.A.	68,592,097	6.74%	66,914,177	6.74%
Antares Holdings Ltda.	16,967,165	1.67%	16,552,110	1.67%
Brumado Holdings Ltda.	36,497,075	3.59%	35,604,273	3.59%
Members of the Executive Board	34,250	0.00%	105,672	0.01%
Other shareholders	202,785,991	19.92%	197,753,114	19.91%
Total	1,017,914,746	100.00%	993,014,215	100.00%

24.1        Capital increase approval

On April 8, 2016, the company disclosed to its shareholders and to the market in general, in a Relevant Fact, that its controlling shareholders had signed an instrument releasing shareholders from the shareholders' agreement in relation to the shares they will receive in connection with the share bonus process.

An Extraordinary General Meeting held on April 29, 2016 approved an increase in the capital of CPFL Energia to reinforce the Company's capital structure, through integralization of the amount of R$ 392,972 from the Statutory - Working Capital Reserve, by issuing 24,900,531 common shares, distributed as a bonus to the shareholders, free of charge, pursuant to Law 6404/76, Article 169.

24.2Share transfer between ESC Energia S.A. and Camargo Corrêa S.A.

On March 16, 2016, Extraordinary General Meetings of ESC Energia S.A. (“ESC”) and Camargo Corrêa S.A. (“CCSA”) approved the transfer of 5,870,000 of the Company's common shares held by ESC to CCSA. An Extraordinary General Meetings of ESC held on June 28, 2016 approved an increase in the capital of ESC, paid up by CCSA with the transfer of 124 of the Company's common shares.

The change in shareholding structure was registered with the bank responsible for the Company's book-issue shares (Banco do Brasil) on July 15, 2016. There will be no change in the Company's controlling block as a result of this transaction.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

24.3 Share transfer between BB CL I FIA and Caixa de Previdência dos Funcionários do Banco do Brasil (Previ)

On September 22, 2016, the Company announced to the market that it had received, on that date, confirmation of the share transfer whereby BB CL I FIA transferred to Previ all its shares in the Company, tied to the Control Block and totaling R$ 196,276,558.  As from the transfer date, Previ started to exercise its rights and obligations under the Shareholders' Agreement.

24.4 Share transfer between Bonaire Participações S.A. (“Bonaire”) and Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”)

On September 23, 2016, the Company announced to the market that it had received, on that date, confirmation of the share transfer whereby Bonaire transferred 10,000 common shares issued by the Company and tied to the Control Block to Energia SP FIA. As from the transfer date, SP FIA holds 150,146,050 common shares in the Company, of which 112,196,990 are tied to the Shareholders' Agreement. In turn, Bonaire is no longer a part of the Company's control block, which Energia SP FIA has now joined.

24.5 Dividends

In accordance with the decision of the EGM of April 29, 2016 to declare the minimum mandatory dividend, the Company registered R$ 205,423 in dividends payable, of which R$ 204,695 were paid by September 30, 2016.

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2015.

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and in the nine months ended in September 30, 2016 and 2015 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting periods. For diluted earnings per share, the calculation considered the dilutive effects of instruments convertible into shares, as shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	2016				2015
	3rd quarter		Nine months		3rd quarter		Nine months
Numerator
Profit attributable to controlling shareholders	231,565		762,725		267,613		560,763
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)
Earnings per share - basic
	0.23		0.75		0.26		0.55

Numerator
Profit attributable to controlling shareholders	231,565		762,725		267,613		560,763
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(7,179)		(7,179)		(8,109)		(9,297)
Profit attributable to controlling shareholders	224,386		755,546		259,504		551,466

Denominator	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)
Weighted average number of shares held by shareholders
Earnings per share - diluted	0.22		0.74		0.25		0.54

 (*) Proportional to the percentage of the Company’s equity interest in the subsidiary in the respective periods.

(**) Considers the event that occurred on April 29, 2016, related to the capital increase through issue of 24,900,531 shares (note 24.1). In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented.

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The calculation of the effects was based on the assumption that these debentures would have been converted into common shares of the subsidiary at the beginning of each period.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(26)   NET OPERATING REVENUE

	Consolidated
	2016		2015
Revenue from Electric Energy Operations	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	2,304,438	7,611,526	2,436,370	7,143,389
Industrial	1,295,120	3,963,933	1,435,735	4,076,963
Commercial	1,196,170	4,023,477	1,283,248	3,802,990
Rural	191,310	552,378	207,657	545,181
Public administration	154,934	495,974	172,381	505,307
Public lighting	139,861	428,024	152,119	394,125
Public services	214,077	665,123	235,353	643,284
(-) Transfers of revenues from excess demand and excess reactive power	(15,654)	(51,277)	(22,212)	(70,995)
Billed	5,480,257	17,689,157	5,900,651	17,040,242
Unbilled (net)	(5,845)	93,319	92,965	165,215
Other consumer charges / Emergency Charges - ECE/EAEE	-	-	-	3
(-) Transfers of revenues related to network usage charge of the captive consumers	(2,064,321)	(6,700,140)	(2,083,257)	(5,811,271)
Electricity sales to final consumers	3,410,091	11,082,336	3,910,359	11,394,189

Furnas Centrais Elétricas S.A.	137,893	396,271	123,281	362,185
Other concessionaires and licensees	682,584	1,683,927	600,918	1,633,991
(-) Transfers of revenues related to network usage charge of the captive consumers	(11,773)	(37,721)	(12,157)	(34,250)
Spot market energy	192,485	320,981	87,281	734,527
Electricity sales to wholesaler´s	1,001,189	2,363,458	799,324	2,696,453

Revenue due to Network Usage Charge - TUSD - Captive Consumers	2,076,094	6,737,861	2,095,414	5,845,521
Revenue due to Network Usage Charge - TUSD - Free Consumers	531,631	1,506,994	532,612	1,420,249
(-) Transfers of revenues from excess demand and excess reactive power	(4,124)	(12,671)	(4,859)	(16,759)
Revenue from construction of concession infrastructure	325,100	816,950	252,049	767,769
Sector financial asset and liability	(558,007)	(1,752,239)	727,814	2,311,969
Energy development account - CDE - low-income and other tariff discounts	430,363	925,383	251,969	661,261
Other revenues and income	119,215	323,502	80,365	253,282
Other operating revenues	2,920,272	8,545,780	3,935,365	11,243,293
Total gross revenues	7,331,552	21,991,574	8,645,047	25,333,935
Deductions from operating revenues
ICMS	(1,103,749)	(3,619,844)	(1,174,121)	(3,409,243)
PIS	(111,639)	(341,665)	(136,124)	(395,455)
COFINS	(514,251)	(1,573,816)	(627,346)	(1,821,893)
ISS	(2,817)	(7,719)	(1,928)	(5,830)
Global reversal reserve - RGR	(2,142)	(3,527)	(636)	(1,893)
Energy development account - CDE	(788,646)	(2,465,988)	(1,171,424)	(2,740,100)
Research and development and energy efficiency programs	(33,494)	(99,783)	(37,631)	(116,167)
PROINFA	(30,732)	(79,641)	(21,004)	(68,914)
Tariff flags and other	(125)	(377,223)	(501,159)	(1,337,281)
IPI	(40)	(124)	-	(3)
FUST and FUNTEL	(10)	(27)	(7)	(17)
Other	(6,532)	(19,370)	(6,497)	(17,350)
	(2,594,177)	(8,588,728)	(3,677,875)	(9,914,147)
Net revenue	4,737,375	13,402,846	4,967,172	15,419,789

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	Consolidated
	2016		2015
Revenue from electric energy operations - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	3,755	12,023	3,761	12,071
Industrial	3,312	9,546	3,142	9,574
Commercial	2,184	7,121	2,089	6,847
Rural	593	1,624	559	1,604
Public administration	288	913	297	933
Public lighting	432	1,277	417	1,228
Public services	446	1,349	449	1,346
Billed	11,010	33,853	10,713	33,602
Own consumption	7	24	8	24
Electricity sales to final consumers	11,017	33,877	10,720	33,627

Furnas Centrais Elétricas S.A.	763	2,272	763	2,263
Other concessionaires and licensees	3,509	8,934	2,987	8,095
Spot market energy	2,973	4,737	849	2,567
Electricity sales to wholesaler´s	7,245	15,943	4,599	12,925

	Consolidated
	Number of Consumers (*)
	September 30, 2016	September 30, 2015
Consumer class
Residential	7,036,187	6,870,146
Industrial	54,242	56,015
Commercial	467,295	476,009
Rural	247,832	244,146
Public administration	52,005	51,226
Public lighting	10,843	10,249
Public services	8,580	8,322
Total	7,877,828	7,716,113
(*) Information not reviewed by the independent auditors

26.1     Adjustment of revenues from excess demand and excess reactive power

The information on accounting and background is provided in Note 27.1 to the December 31, 2015 financial statements.

26.2     Periodic tariff revision (“RTP”) e Annual adjustment (“RTA”):

		2016		2015
Subsidiary	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	9.89%	7.55%	41.45%	4.67% (c)
CPFL Piratininga	October (b)	-12.54%	-24.21%	56.29%	21.11% (c)
RGE	June	-1.48%	-7.51%	33.48%	-3.76% (c)
CPFL Santa Cruz	March	22.51%	7.15%	34.68%	27.96%
CPFL Leste Paulista	March	21.04%	13.32%	20.80%	24.89%
CPFL Jaguari	March	29.46%	13.25%	38.46%	45.70%
CPFL Sul Paulista	March	24.35%	12.82%	24.88%	28.38%
CPFL Mococa	March	16.57%	9.02%	23.34%	29.28%

a)     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (not reviewed by the independent auditors).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

b)     As mentioned in Note 35.4, the annual tariff adjustment for the subsidiary CPFL Piratininga occurred in October 2016.

c)     Perception of consumers in comparison to the extraordinary tariff review of March 2015.

26.3     CDE contribution - low income, other tariff subsidies and tariff discounts - injunctions

26.3.1    CDE contribution - low income, other tariff subsidies

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 739,110 was recognized in the nine months  ended September 30, 2016 (R$ 661,261 in the in the nine months  ended September 30, 2015), of which (i) R$ 70,912 for the low-income subsidy (R$ 48,593 in the nine months  ended September 30, 2015) and (ii) R$ 668,198 for other tariff discounts (R$ 612,668 in the nine months  ended September 30, 2015), against other receivables in line item “Receivables –Eletrobrás” (note 11) and “Tariff discounts – CDE” (note 23).

26.3.2    Tariff discounts – injunctions

On July, 2015, the Associação Brasileira de Grandes Consumidores Industriais de Energia Elétrica (“ABRACE”) obtained an injunction that released its associates from paying specific items of the Energy Development Account - CDE charge. There was no change in the obligation to pay the CDE quota and the distributors bore the cost of this income deficit. In the tariff process subsequent to the injunction decision, ANEEL granted a financial component in the tariff for recovery of the income.

However, the decision of the ANEEL board was overturned as per Order 1576/2016, which repealed Order 2792/2015, and the distributors were told to deduct all the effects of the injunctions from payment of the monthly CDE quotas. Accordingly, it was established that Eletrobrás will be held responsible for this cost.

As a result of the new procedure established in Order 1576/2016, it was necessary to:

(i)             register income under CDE contribution - low income, other tariff subsidies and tariff discounts - injunctions, set against trade accounts receivable - Eletrobrás (Note 11) totaling R$ 186,272; and

(ii)            register a sector financial liability (Note 8) against revenue from sector financial assets and liabilities amounting to R$ 209,250, which will be reimbursed to consumers in the next tariff process.

26.4     Tariff flags

The Tariff Flag implementation system is described in Note 27.5 to the December 31, 2015 financial statements.

In the nine months ended September 30, 2016, the distribution subsidiaries billed their consumers the amount of R$ 377,223 (R$ 1,337,281 in the nine months ended September 30, 2015), recorded in line item "Tariff flags and others”. In the nine months ended September 30, 2016 were ratified by the ANEEL, R$ 670,025 for the months of November 2015 to May 2016 (R$ 690,452 in the nine months ended September 30, 2015) that was used to offset part of the sector’s financial assets (note 8), R$ 10,316 (R$ 141,503 in the nine months ended September 30, 2105) was passed on to the Account Centralizing Tariff Flags Resources (“CCRBT”), created by means of Decree No. 8,401/2015 and administered by the CCEE, and R$ 772 continues outstanding, recorded under liabilities – regulatory fees (note 19).

26.5     Energy development account – CDE

By means of Ratification Resolutions Nos. 2,077 of June 7, 2016, 2,018 of February 2, 2016, and 1,857 of February 27, 2015, the ANEEL established the definitive annual quotas of the CDE. This quota comprises: (i) annual quota of the CDE – Usage account; and (ii) CDE quota – Energy, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be paid by consumers and passed on to the CDE in five years as from the 2015 RTE. In addition, by means of Ratification Resolution No. 1,863 of March 31, 2015, the ANEEL established another quota intended for amortization of the ACR account, with payment and transfer to the CDE for an average period of five years as from the ordinary tariff process (RTA or Periodic tariff review - RTP) for the year 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	2016		2015
Electricity Purchased for Resale	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	462,469	1,513,184	788,717	2,062,039
Spot market / PROINFA	80,271	169,722	146,753	931,436
Energy purchased through auction in the regulated market and bilateral contracts	2,168,998	5,960,300	2,028,996	7,139,727
PIS and COFINS credit	(246,031)	(697,945)	(272,348)	(925,591)
Subtotal	2,465,707	6,945,260	2,692,119	9,207,611

Electricity network usage charge
Basic network charges	198,405	602,168	197,997	642,664
Transmission from Itaipu	13,386	38,799	13,101	38,736
Connection charges	22,142	57,487	15,017	38,409
Charges for use of the distribution system	9,272	28,179	8,062	29,326
System service charges - ESS	84,763	281,672	161,620	407,081
Reserve energy charges	5,538	106,925	95,960	95,960
PIS and COFINS credit	(28,700)	(97,410)	(43,833)	(110,206)
Subtotal	304,806	1,017,820	447,923	1,141,970

Total	2,770,513	7,963,080	3,140,041	10,349,581

	Consolidated
	2016		2015
Electricity Purchased for Resale - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	2,556	7,603	2,579	7,669
Spot market / PROINFA	461	1,631	647	3,384
Energy purchased through auction in the regulated market and bilateral contracts	13,073	36,808	10,912	32,558
Total	16,090	46,042	14,138	43,612
(*) Information not reviewed by the independent auditors

27.1 Generating Scaling Factor (“GSF”) and renegotiation of the hydrologic risk from 2015

The detailed record related to the Generating Scaling Factor - GSF in 2015 are provided in Note 28.2 of the December 31, 2015 financial statements. The generators that adhered to the renegotiation should terminate the lawsuits against the grantor of the concessions, and pay a risk premium related to the transfer of the GSF risk to the CCRBT.

In 2015, the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis and the joint ventures ENERCAN and Chapecoense signed on to the renegotiations of their ACR contracts and canceled their lawsuits.

In 2016, the joint venture Baesa signed on to the renegotiation of its ACR contracts, thus terminating its participation in the lawsuit filed by the Brazilian Association of Independent Electric Energy Producers - APINE. For the Company, the net effect was R$ 5,102, net of tax effect, recognized as income from equity in subsidiaries.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(28)   OPERATING COSTS AND EXPENSES

	Parent company
	Operating expense
	General
	2016		2015
	3rd quarter	Nine months	3rd quarter	Nine months
Personnel	12,391	28,345	5,230	15,411
Materials	18	62	21	50
Third party services	2,740	6,645	1,534	5,537
Depreciation and amortization	46	148	43	123
Others	888	1,825	1,333	2,302
Leases and rentals	12	37	38	109
Publicity and advertising	189	350	44	91
Legal, judicial and indemnities	276	406	1,052	1,585
Donations, contributions and subsidies	-	-	-	46
Other	410	1,031	199	471
Total	16,083	37,025	8,161	23,422

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	Consolidated
	3rd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Personnel	160,273	147,233	-	-	32,061	32,523	68,855	57,673	-	-	261,189	237,429
Private pension plans	23,658	16,347	-	-	-	-	-	-	-	-	23,658	16,347
Materials	59,038	34,134	211	175	2,121	1,371	3,396	3,016	-	-	64,766	38,696
Third party services	66,425	49,687	627	482	36,662	32,655	52,817	59,910	-	-	156,531	142,734
Depreciation and amortization	228,852	224,240	-	-	979	5,415	24,371	19,742	-	-	254,202	249,397
Cost of infrastructure construction	-	-	324,154	251,887	-	-	-	-	-	-	324,154	251,887
Others	23,938	14,388	(2)	(4)	51,857	46,420	42,631	42,639	74,560	65,041	192,984	168,484
Collection fees	-	-	-	-	16,205	14,226	-	-	-	-	16,205	14,226
Allowance for doubtful accounts	-	-	-	-	34,161	31,644	-	-	-	-	34,161	31,644
Leases and rentals	9,909	7,527	-	-	-	2	3,885	3,864	-	-	13,794	11,393
Publicity and advertising	60	89	-	-	-	11	3,971	3,102	-	-	4,031	3,202
Legal, judicial and indemnities	-	-	-	-	-	-	29,258	47,595	-	-	29,258	47,595
Donations, contributions and subsidies	22	-	-	-	3	5	69	-	-	-	94	5
Loss (gain) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	12,290	239	12,290	239
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	62,365	64,882	62,365	64,882
Amortization of premium paid - GSF	2,400	-	-	-	-	-	-	-	-	-	2,400	-
Financial compensation for use of water resources	2,936	4,040	-	-	-	-	-	-	-	-	2,936	4,040
Others	8,612	2,733	(2)	(4)	1,489	533	5,449	(11,922)	(95)	(80)	15,453	(8,740)
Total	562,184	486,029	324,990	252,540	123,680	118,385	192,069	182,980	74,560	65,041	1,277,483	1,104,974

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

	Consolidated
	Nine months
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Personnel	485,120	437,818	1	-	93,951	93,470	194,285	167,602	-	-	773,357	698,886
Private pension plans	51,483	49,036	-	-	-	-	-	-	-	-	51,483	49,036
Materials	124,936	94,824	471	464	5,331	3,395	13,083	7,139	-	-	143,821	105,822
Third party services	199,037	138,408	1,414	1,265	105,282	93,840	157,586	179,228	-	-	463,319	412,743
Depreciation and amortization	676,204	637,831	-	-	2,635	20,975	71,458	60,199	-	-	750,297	719,004
Cost of infrastructure construction	-	-	815,681	766,605	-	-	-	-	-	-	815,681	766,605
Others	86,037	44,860	(8)	(7)	180,576	138,105	170,785	207,497	218,403	261,077	655,793	651,531
Collection fees	-	-	-	-	47,519	42,603	-	-	-	-	47,519	42,603
Allowance for doubtful accounts	-	-	-	-	130,026	94,109	-	-	-	-	130,026	94,109
Leases and rentals	28,386	23,210	-	-	-	-	12,682	12,592	-	-	41,068	35,802
Publicity and advertising	103	157	-	-	16	34	9,312	7,508	-	-	9,431	7,699
Legal, judicial and indemnities	-	-	-	-	-	-	138,227	197,169	-	-	138,227	197,169
Donations, contributions and subsidies	36	-	-	-	6	16	127	223	-	-	169	239
Loss (gain) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	32,272	27,704	32,272	27,704
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	186,272	233,574	186,272	233,574
Amortization of premium paid - GSF	7,200	-	-	-	-	-	-	-	-	-	7,200	-
Financial compensation for use of water resources	9,909	10,250	-	-	-	-	-	-	-	-	9,909	10,250
Others	40,403	11,243	(8)	(7)	3,009	1,342	10,438	(9,995)	(141)	(202)	53,701	2,381
Total	1,622,816	1,402,773	817,558	768,327	387,775	349,785	607,198	621,666	218,402	261,077	3,653,749	3,403,628

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: September 30, 2016 - CPFL Energia S. A

(29)   FINANCE INCOME (EXPENSE)

	Parent company				Consolidated
	2016		2015		2016		2015
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Financial income
Income from financial investments	21,251	48,516	20,520	48,774	186,959	484,733	117,584	331,804
Late payment interest and fines	460	464	2	3	58,088	174,934	56,540	151,868
Adjustment for inflation of tax credits	1,569	5,419	3,251	3,334	9,528	27,078	4,903	12,016
Adjustment for inflation of escrow deposits	12	34	10	25	9,287	26,835	23,137	61,440
Adjustment for inflation and exchange rate changes	-	1	-	-	29,647	131,639	41,044	79,839
Adjustment of expected cash flow (note 10)	-	-	-	-	49,156	209,683	124,912	262,644
Discount on purchase of ICMS credit	-	-	-	-	1,808	13,454	1,880	9,504
Adjustments to the sector financial asset (note 8)	-	-	-	-	(5,944)	50,643	54,799	97,902
PIS and COFINS on other finance income	(1,248)	(3,109)	(1,219)	(1,219)	(22,882)	(44,915)	(19,277)	(19,277)
PIS and COFINS on interest on capital	(14)	(1,156)	-	(5,766)	(14)	(1,156)	-	(5,766)
Other	3,290	11,537	1,536	4,523	19,835	68,910	15,391	55,507
Total	25,321	61,706	24,099	49,674	335,467	1,141,838	420,915	1,037,481

Finance expense
Interest on debts	(1,772)	(10,885)	(11,568)	(48,455)	(447,606)	(1,315,996)	(440,368)	(1,266,015)
Adjustment for inflation and exchange rate changes	(3,916)	(25,959)	(5,519)	(12,776)	(226,964)	(515,106)	(290,587)	(561,883)
(-) Capitalized interest	-	-	-	-	18,493	52,432	19,026	28,790
Adjustments to the sector financial liability	-	-	-	-	(996)	(17,257)	461	(1,348)
Use of public asset	-	-	-	-	(4,120)	(12,470)	(3,412)	(10,152)
Others	(1)	(470)	(1,299)	(4,676)	(45,727)	(135,856)	(52,571)	(126,897)
Total	(5,689)	(37,315)	(18,385)	(65,906)	(706,920)	(1,944,253)	(767,451)	(1,937,505)

Finance expense (income), net	19,631	24,391	5,714	(16,232)	(371,453)	(802,416)	(346,537)	(900,024)

Interest was capitalized at an average rate of 10.87% p.a. in the nine months ended September 30, 2016 (10.02% p.a. in the nine months ended September 30, 2015) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line items of Adjustment for inflation and exchange rate changes, the expense includes the effects of losses of R$ 1,345,605 in the nine months  ended September 30, 2016 (gain of R$ 1,788,264 in the nine months  ended September 30, 2015) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

The segregation of the Company’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are based on similar market transactions. Note 1 presents the subsidiaries in accordance with their areas of operation and provides further information on each subsidiary and its business area and segment.

The information segregated by segment is presented below, in accordance with the criteria established by the Company’s Management:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
Nine months 2016
Net operating revenue	10,493,292	436,358	934,182	1,427,923	68,225	42,866		13,402,846
(-) Intersegment revenues	16,752	304,028	229,817	50,015	229,907	6,330	(836,850)	-
Income from electric energy service	853,812	501,075	316,945	100,937	51,129	(37,881)		1,786,017
Finance income	826,349	131,604	97,742	25,317	6,845	53,981		1,141,838
Finance expense	(978,619)	(415,278)	(491,636)	(11,208)	(3,765)	(43,746)		(1,944,253)
Profit (loss) before taxes	701,543	418,345	(76,950)	115,045	54,209	(27,647)		1,184,545
Income tax and social contribution	(274,371)	(74,189)	(39,837)	(36,169)	(13,158)	(4,967)		(442,691)
Profit (loss) for the period	427,171	344,156	(116,787)	78,877	41,051	(32,614)		741,854
Total assets (**)	18,371,153	5,403,027	12,072,265	409,247	351,861	945,148		37,552,701
Purchases of PP&E and intangible assets	709,200	11,728	802,228	2,490	31,312	2,728		1,559,686
Depreciation and amortization	(421,536)	(92,991)	(406,679)	(2,879)	(9,933)	(2,549)		(936,569)

Nine months 2015 (***)
Net operating revenue	12,739,346	436,812	881,921	1,280,422	80,130	1,157		15,419,789
(-) Intersegment revenues	16,765	283,277	265,727	34,789	170,429	-	(770,987)	-
Income from electric energy service	963,609	381,407	232,140	91,833	19,926	(22,336)		1,666,580
Finance income	746,902	76,720	99,046	28,478	38,314	48,021		1,037,481
Finance expense	(989,772)	(412,611)	(435,250)	(27,572)	(6,410)	(65,891)		(1,937,505)
Profit (loss) before taxes	720,740	170,501	(104,064)	92,740	51,831	(40,206)		891,541
Income tax and social contribution	(281,137)	(14,750)	(27,257)	(32,179)	(11,938)	(11,509)		(378,770)
Profit (loss) for the period	439,602	155,752	(131,321)	60,561	39,893	(51,715)		512,771
Total assets (**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586		40,532,471
Purchases of PP&E and intangible assets	612,642	2,574	287,131	1,219	27,274	548		931,388
Depreciation and amortization	(441,426)	(99,089)	(397,162)	(3,521)	(11,244)	(136)		(952,579)

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(**) Intangible assets, net of amortization, were allocated to their respective segments.

(***) The amounts for the total assets refer to December 31, 2015.

(31)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Company controlled by the Camargo Corrêa group, with operations in diversified segments, such as construction, cement, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Company controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A, by September 23, 2016, when it transferred its shares to its parent company, Energia São Paulo Fundo de Investimento em Ações. (Note 24.2)

•   BB Carteira Livre I - Fundo de Investimento em Ações, by September 22, 2016, when it transferred its shares to its parent company, PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. (Note 24.3)

The direct and indirect interest in operating subsidiaries are described in note 1.

Controlling shareholders, associates companies, joint ventures and entities under common control that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)    Bank balances and short-term investments – refer mainly to bank balances and short-term investments with financial institutions, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

b)    Borrowings, Debentures and Derivatives - refer to borrowings from financial institutions under the conditions described in notes 16 and 17. The Company is also the guarantor of certain borrowings raised by its subsidiaries and joint ventures, as described in notes 16 and 17.

c)     Other Financial Transactions – the expense amounts are bank costs, collection and bookkeeping expenses.

d)    Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

e)     Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

f)     Advances – refer to advances for investments in research and development.

g)    Intragroup loans – refer to (i) contracts with the joint venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M (General Market Price Index).

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under usual market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista and CPFL Geração, renegotiated for payment in January and July 2017, with the joint ventures BAESA, Enercan and Ceran the extension of the original maturities of the energy purchase bills, previously from august 2016 to September 2016.

The total compensation of key management personnel in the nine months  ended September 30, 2016, in accordance with CVM Decision 560/2008, was R$ 41,764 (R$ 34,434 in the nine months  ended September 30, 2015). This amount comprises R$ 40,805 in respect of short-term benefits (R$ 33,662 in the nine months ended September 30, 2015), R$ 836 for post-employment benefits (R$ 772 in the nine months ended September 30, 2015) and R$ 123 for other long-term benefits (no corresponding amounts in the nine months ended September 30, 2015), recognized on an accrual basis.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures are as follows:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

	Consolidated
	ASSET		LIABILITY		INCOME		EXPENSES
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	Nine months 2016	Nine months 2015	Nine months 2016	Nine months 2015
Bank balances and short-term investments
Banco Bradesco S.A.(**)	3,050,091	4,097,770	1	1	200,564	-	539	-
Banco do Brasil S.A.	39,797	126,036	-	-	1,302	19,892	1	1

Borrowings (*), debentures (*) and derivatives (*)
Banco Bradesco S.A.(**)	-	-	864,223	667,335	15,732	-	50,103	-
Banco do Brasil S.A.	-	-	3,810,616	3,727,087	-	-	349,777	181,323
Banco BNP Paribas Brasil S.A (**)	29,018	58,478	-	322,465	-	-	43,305	-

Other financial transactions
Banco Bradesco S.A.(**)	36	1,344	1,275	1,259	50	-	10,194	-
Banco do Brasil S.A.	-	-	798	879	156	-	4,781	4,510
BAESA – Energética Barra Grande S.A.	-	-	-	-	-	-	-	4,866
Foz do Chapecó Energia S.A.	-	-	-	-	-	-	-	2,211
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	-	2,669

Advances
BAESA – Energética Barra Grande S.A.	-	-	763	790	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,081	1,120	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,333	1,377	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	486	503	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	28	27	-	-	891	1,153
Aliança Geração de Energia S.A	-	-	1,230	1,364	3	-	38,479	22,086
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	720	657
Baguari I Geração de Energia Elétrica S.A.	-	-	6	6	-	-	217	198
BRF Brasil Foods	-	-	-	-	14,152	-	-	-
Braskem S.A.	-	-	-	-	-	-	16,023	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	662	602
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	668	608
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	799	727
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	681	622
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	799	727
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	742	674
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	788	716
Companhia de Eletricidade do Estado da Bahia – COELBA	386	655	-	-	14,440	10,858	-	46
Companhia Energética de Pernambuco - CELPE	417	587	-	-	7,295	5,241	183	206
Companhia Energética do Ceará - COELCE		-	-	-	-	1,720	-	-
Companhia Energética do Rio Grande do Norte - COSERN	103	227	-	-	2,262	1,860	1,035	-
Companhia Hidrelétrica Teles Pires S.A.	-	-	1,550	1,548	41	-	40,633	16,160
ELEB Equipamentos Ltda	-	-	-	-	2,228	-	-	-
Embraer	-	-	-	-	5,816	19,105	-	-
Energética Águas da Pedra S.A.	-	-	115	130	4	-	3,674	3,111
Estaleiro Atlântico Sul S.A.	-	-	-	-	5,958	14,594	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	133	122
Itapebi Geração de Energia S.A	-	-	-	-	3	-	-	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	533	474
NC ENERGIA S.A.	-	-	-	-	19,505	4,033	9	-
Norte Energia S.A.	1	1	22,316	-	11	-	27,279	-
Rio PCH I S.A.	-	-	216	242	-	-	6,878	5,859
Santista Jeanswear S/A	-	-	-	-	9,944	-	-	-
Santista Work Solution S/A	-	-	-	-	1,605	-	-	-
SE Narandiba S.A.	-	-	-	-	-	-	100	131
Serra do Facão Energia S.A. - SEFAC	-	-	578	576	-	-	17,963	15,573
Tavex Brasil S.A	-	-	-	-	-	3,424	-	-
Termopernambuco S.A.	-	-	-	-	5	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	19,380	27,367	5,705	5,155
Vale Energia S.A.	8,400	7,843	-	-	76,732	69,085	-	695
BAESA – Energética Barra Grande S.A.	-	-	17,238	88,441	-	60,079	50,573	85,308
Foz do Chapecó Energia S.A.	-	-	34,222	142,596	468	3,875	264,616	242,658
ENERCAN - Campos Novos Energia S.A.	915	667	105,840	140,496	6,478	21,514	209,243	177,882
EPASA - Centrais Elétricas da Paraiba	-	-	10,425	19,807	-	15,251	63,494	125,118

Intangible assets, property, plant and equipment, materials and service
Aliança Geração de Energia S.A	-	-	-	-		1	-	-
Banco Bradesco S.A.(**)	-	-	-	2	-	-	-	-
Banco do Brasil S A	-	-	-	-		44	-	128
Brasil veículos Companhia de Seguros	-	-	-	-	2	-	-	-
Brasilprev Seguros e Previdência S.A.	-	-	17	-	-	-	-	-
Centro de Gestão de Meios de Pagamento S.A. - CGMP	-	-	-	-	-	-	2,699	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	2	65	43	42	167	779	33	30
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)	-	-	-	-	-	-	1,768	-
Companhia de Eletricidade do Estado da Bahia – COELBA	-	-	-	-	-	6	-	50
Companhia Energética do Rio Grande do Norte - COSERN	-	-	-	-	-	1	-	-
Companhia Hidrelétrica Teles Pires S.A	-	-	-	-	-	8	-	-
Companhia Energética de Pernambuco - CELPE	-	-	-	-	-	3	-	-
Concessionária Auto Raposo Tavares S.A. - CART	-	-	-	-	-	-	15	-
Concessionária de Rodovias do Oeste de São Paulo – ViaOeste S.A.	-	-	-	-	-	-	6	-
Concessionária do Sistema Anhanguera - Bandeirante S.A. (**)	-	-	-	-	-	-	3	-
Embraer	-	-	-	-	7	-	-	-
Energética Águas da Pedra S.A.	-	-	-	-	-	1	-	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	10	10	-	-
Ferrovia Centro-Atlântica S.A.	14	-	-	-	-	-	-	-
HM 14 Empreendimento Imobiliário SPE Ltda	-	14	-	-	-	-	-	-
HM 02 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	45	-	-	-
Indústrias Romi S.A.	4	-	-	-	39	56	-	-
InterCement Brasil S.A	-	-	-	-	43	26	-	-
Instituto CCR	-	-	-	-	-	-	19	-
Itapebi Geração de Energia S.A	-	-	-	-	-	1	-	-
Investco S.A	-	-	1,755	-	-	-	15,381	-
Logum Logística S.A.	-	-	-	-	702	-	-	-
Mapfre Seguros Gerais S.A. (**)	-	-	-	-	60	-	56	-
NC Energia S.A.	-	-	-	-	6	-	-	-
Rodovias Integradas do Oeste S.A.	-	-	-	12	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	93	-	4	-	845	-	-	-
Tavex Brasil S.A	-	-	-	-	-	21	-	-
Termopernambuco S.A.	-	-	-	-	-	1	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	-	1	-	-
TOTVS S.A.	-	-	-	3	-	-	44	32
Ultrafértil S.A	13	-	-	-	14	845	-	-
Vale Energia S.A.	-	-	-	-	-	3	-	-
Vale Fertilizantes S.A	-	39	-	-	147	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	1,236	1,001	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	1,406	1,099	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,309	1,001	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,520	1,104		-	427	505	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	37,394	76,586	-	-	6,834	10,212	-	-
Noncontrolling shareholders - CPFL Renováveis	8,898	7,680	-	-	1,099	965	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	-	20	-	-	-	-	-	-
Chapecoense Geração S.A.	-	28,417	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	13,424	30,905	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	29,933	-	-	-	-	-	-

(*) Includes the mark to market value
(**) Related parties since December 31, 2015

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

(32)      RISK MANAGEMENT

The risk management structure and the main market risk factors affecting the Company's business are disclosed in Note 34 to the financial statements for the year ended in December 31, 2015.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the Company’s accounting practices, are:

					Consolidated
					September 30, 2016		December 31, 2015
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value	Carrying amount	Fair value

Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	4,088,235	4,088,235	4,353,488	4,353,488
Cash and cash equivalent	5	(a)	(2)	Level 2	1,256,430	1,256,430	1,329,314	1,329,314
Securities		(a)	(2)	Level 1	53,147	53,147	23,633	23,633
Derivatives	33	(a)	(2)	Level 2	719,581	719,581	2,269,932	2,269,933
Derivatives - zero-cost collar	33	(a)	(2)	Level 3	56,718	56,718	8,820	8,820
Concession financial asset - distribution	10	(b)	(2)	Level 3	4,070,793	4,070,793	3,483,713	3,483,713
					10,244,904	10,244,904	11,468,900	11,468,900

Liability
Borrowings - principal and interest	16	(c)	(1)	Level 2 (***)	7,524,196	6,684,166	7,725,978	6,499,746
Borrowings - principal and interest	16 (**)	(a)	(2)	Level 2	5,245,934	5,245,934	6,936,808	6,936,808
Debentures - Principal and interest	17	(c)	(1)	Level 2 (***)	6,638,785	6,505,368	7,070,430	6,105,830
Derivatives	33	(a)	(2)	Level 2	133,847	133,847	31,745	31,745
Derivatives - Zero-cost collar	33	(a)	(2)	Level 3	-	-	2,440	2,440
					19,542,762	18,569,315	21,767,402	19,576,570
(*) Refers to the hierarchy for determination of fair value

(**) As a result of the initial designation of this financial liability, the consolidated financial statements reported a loss of R$ 228,814 in the nine months of 2016 (gain of R$ 499,695 in the nine months of 2015)

(***) Only for disclosure purposes, according to CPC 40 (R1) / IFRS 7
Key
Category:			Measurement:
(a) - Measured at fair value through profit or loss			(1) - Measured at amortized cost
(b) - Available for sale			(2) - Measured at fair value
(c) - Other finance liabilite

The financial instruments for which the carrying amounts approximate the fair values at the end of the reporting period, due to their nature, are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – Eletrobrás, (v) concession financial asset - transmission, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) Collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) payables for business combination, (x) tariff discount CDE and (xi) sector financial liability.

In addition, in the nine months ended September 30, 2016 there were no transfers between hierarchical levels of fair value.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

CPC 40 (R1) and IFRS 7 requires the classification in a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also defines observable inputs as market data obtained from independent sources and unobservable inputs that reflects market assumptions.

The three levels of the fair value hierarchy are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

As the distribution subsidiaries have classified their concession financial asset as available-for-sale, the relevant factors for fair value measurement are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in profit for the nine months ended September 30, 2016 of R$ 209.683 (R$ 262,644 in the nine months ended September 30, 2015), and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of fluctuations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rate changes.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. Furthermore, in 2015 subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes (note 16). Other debts with terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative instruments.

At September 30, 2016, the Company and its subsidiaries had the following swap transactions, all traded on the over-the-counter market:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currency / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	41,933	-	41,933	43,014	(1,080)	dollar	March 2019	117,400
Bank of America Merrill Lynch	39,145	-	39,145	38,842	303	dollar	September 2018	106,020
Bank of America Merrill Lynch	44,690	-	44,690	44,416	274	dollar	March 2019	116,600
J.P.Morgan	22,344	-	22,344	22,208	136	dollar	March 2019	58,300
J.P.Morgan	11,141	-	11,141	11,134	7	dollar	December 2017	51,470
J.P.Morgan	9,685	-	9,685	9,661	25	dollar	December 2017	53,100
J.P.Morgan	4,507	-	4,507	4,422	85	dollar	January 2018	27,121
HSBC	9,032	-	9,032	8,769	263	dollar	January 2018	54,214
HSBC	38,091	-	38,091	36,851	1,240	dollar	January 2018	173,459
J.P.Morgan	11,485	-	11,485	11,023	462	dollar	January 2018	67,938
J.P.Morgan	11,725	-	11,725	11,363	362	dollar	January 2019	67,613
BNP Paribas	7,738	-	7,738	6,777	961	euro	January 2018	63,896
Bank of Tokyo-Mitsubishi	10,362	-	10,362	16,443	(6,080)	dollar	February 2020	142,735
J.P.Morgan	6,644	-	6,644	6,634	10	dollar	February 2018	41,100
Bank of America Merrill Lynch	74,569	-	74,569	72,307	2,262	dollar	February 2018	405,300
Bank of America Merrill Lynch	-	(18,880)	(18,880)	(16,089)	(2,791)	dollar	October 2018	329,500
HSBC	-	(6,094)	(6,094)	(6,050)	(44)	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(5,407)	(5,407)	(6,021)	614	dollar	May 2021	59,032
Citibank	-	(11,142)	(11,142)	(12,053)	911	dollar	May 2021	118,063
	343,092	(41,522)	301,570	303,651	(2,081)

CPFL Piratininga
Citibank	41,663	-	41,663	43,051	(1,388)	dollar	March 2019	117,250
HSBC	24,417	-	24,417	24,171	246	dollar	April 2018	55,138
J.P.Morgan	24,438	-	24,438	24,174	264	dollar	April 2018	55,138
Citibank	25,972	-	25,972	28,218	(2,245)	dollar	January 2020	169,838
BNP Paribas	21,280	-	21,280	18,637	2,643	euro	January 2018	175,714
Scotiabank	-	(3,255)	(3,255)	(3,236)	(19)	dollar	August 2017	55,440
HSBC	-	(6,094)	(6,094)	(6,050)	(44)	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(7,857)	(7,857)	(9,020)	1,163	dollar	May 2021	88,548
Citibank	-	(8,434)	(8,434)	(9,043)	610	dollar	May 2021	88,548
	137,771	(25,639)	112,131	110,902	1,229

CPFL Geração
HSBC	89,986	-	89,986	88,928	1,058	dollar	March 2017	232,520
Votorantim	-	(6,702)	(6,702)	(8,325)	1,622	dollar	June 2019	104,454
Scotiabank	-	(5,788)	(5,788)	(5,598)	(189)	dollar	July 2019	117,036
Bradesco	-	(668)	(668)	(506)	(162)	dollar	September 2019	32,636
Citibank	-	(19,064)	(19,064)	(12,030)	(7,034)	dollar	September 2019	397,320
	89,986	(32,222)	57,764	62,468	(4,705)

RGE
Bank of Tokyo-Mitsubishi	20,496	-	20,496	20,946	(449)	dollar	April 2018	36,270
Bank of Tokyo-Mitsubishi	91,920	-	91,920	93,951	(2,031)	dollar	May 2018	168,346
HSBC	10,714	-	10,714	10,412	303	dollar	October 2017	32,715
J.P.Morgan	22,750	-	22,750	21,685	1,065	dollar	February 2018	171,949
HSBC	-	(6,094)	(6,094)	(6,050)	(44)	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(10,306)	(10,306)	(12,018)	1,711	dollar	May 2021	118,063
Citibank	-	(5,726)	(5,726)	(6,034)	308	dollar	May 2021	59,032
	145,881	(22,127)	123,754	122,891	863
CPFL Jaguari
Scotiabank	-	(815)	(815)	(789)	(27)	dollar	October 2016	16,484

CPFL Sul Paulista
Scotiabank	-	(815)	(815)	(789)	(27)	dollar	October 2016	16,484

CPFL Leste Paulista
Scotiabank	-	(815)	(815)	(789)	(27)	dollar	October 2016	16,484

CPFL Santa Cruz
Scotiabank	-	(815)	(815)	(789)	(27)	dollar	October 2016	16,484

CPFL Serviços
J.P.Morgan	2,851	-	2,851	2,665	186	dollar	October 2016	9,000

CPFL Paulista Lajeado
Itaú	-	(28)	(28)	(87)	59	dollar	March 2018	35,000

CPFL Brasil
Itaú	-	(2,562)	(2,562)	(2,634)	71	dollar	August 2018	45,360

Subtotal (a)	719,581	(127,362)	592,219	596,703	(4,484)

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	-	(1,293)	(1,293)	(322)	(971)	dollar	December 2016	35,624

Price index hedge
CPFL Geração
Santander	-	(397)	(397)	6,333	(6,730)	IPCA	April 2019	35,235
J.P.Morgan	-	(397)	(397)	6,333	(6,730)	IPCA	April 2019	35,235
	-	(794)	(794)	12,666	(13,460)

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(1,376)	(1,376)	(411)	(965)	CDI	July 2019	660,000
J.P.Morgan	-	(621)	(621)	(113)	(509)	CDI	February 2021	300,000
Votorantim	-	(189)	(189)	(36)	(153)	CDI	February 2021	100,000
Santander	-	(195)	(195)	(38)	(157)	CDI	February 2021	105,000
	-	(2,381)	(2,381)	(598)	(1,784)
CPFL Piratininga
J.P.Morgan	-	(229)	(229)	(68)	(161)	CDI	July 2019	110,000
Votorantim	-	(210)	(210)	(46)	(164)	CDI	February 2021	135,000
Santander	-	(146)	(146)	(33)	(113)	CDI	February 2021	100,000
	-	(585)	(585)	(148)	(437)

RGE
HSBC	-	(1,043)	(1,043)	(311)	(731)	CDI	July 2019	500,000
Votorantim	-	(373)	(373)	(65)	(308)	CDI	February 2021	170,000
	-	(1,415)	(1,415)	(376)	(1,039)
CPFL Geração
Votorantim	-	(16)	(16)	(72)	56	CDI	August 2020	460,000

Subtotal (b)	-	(6,485)	(6,485)	11,150	(17,635)

Other derivatives (2)
CPFL Geração
Itaú	19,692	-	19,692	1,799	17,893	dollar	September 2020	28,200
Votorantim	16,402	-	16,402	1,485	14,918	dollar	September 2020	28,200
Santander	20,624	-	20,624	1,743	18,880	dollar	September 2020	34,907
Subtotal (c)	56,718	-	56,718	5,027	51,691

Total (a+b+c)	776,299	(133,847)	642,453	612,880	29,572

Current	111,761	(4,548)
Noncurrent	664,538	(129,299)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) The notional for this type of derivative is disclosed in dollar, due its characteristics.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the hedged debts. For the quarters and in the nine months ended September 30, 2016 and 2015, the derivatives resulted in the following impacts on the result, recognized in the line item of finance costs on adjustment for inflation and exchange rate changes:

		Gain (loss)
		2016		2015
Company	Hedged risk / transaction	3rd quarter	Nine months	3rd quarter	Nine months
CPFL Energia	Exchange variation	(4,584)	(76,202)	96,465	121,429
CPFL Energia	Mark to Market	49	2,319	(9,146)	(8,623)
CPFL Paulista	Interest rate variation	(750)	(736)	(709)	(1,490)
CPFL Paulista	Exchange variation	(72,032)	(768,061)	713,286	996,130
CPFL Paulista	Mark to Market	42,902	105,083	(171,684)	(141,996)
CPFL Piratininga	Interest rate variation	(208)	(473)	(196)	(400)
CPFL Piratininga	Exchange variation	(28,481)	(332,090)	314,052	407,689
CPFL Piratininga	Mark to Market	13,746	40,220	(90,072)	(83,902)
RGE	Interest rate variation	(436)	(432)	(413)	(876)
RGE	Exchange variation	(21,890)	(243,907)	270,021	372,953
RGE	Mark to Market	8,410	43,334	(74,205)	(69,467)
CPFL Geração	Interest rate variation	2,949	4,131	(190)	2,118
CPFL Geração	Exchange variation	(30,312)	(118,427)	110,962	155,796
CPFL Geração	Mark to Market	(20,849)	45,904	(27,957)	(32,373)
CPFL Santa Cruz	Exchange variation	(789)	(6,698)	8,196	12,302
CPFL Santa Cruz	Mark to Market	(94)	201	(756)	(549)
CPFL Leste Paulista	Exchange variation	(789)	(789)	(307)	4,596
CPFL Leste Paulista	Mark to Market	(27)	(27)	(10)	(76)
CPFL Sul Paulista	Exchange variation	(789)	(7,289)	8,886	15,047
CPFL Sul Paulista	Mark to Market	(66)	223	(836)	(598)
CPFL Jaguari	Exchange variation	(789)	(9,948)	12,544	20,341
CPFL Jaguari	Mark to Market	(27)	326	(1,177)	(790)
CPFL Mococa	Exchange variation	-	-	(135)	2,022
CPFL Mococa	Mark to Market	-	-	(4)	(33)
Paulista Lajeado Energia	Exchange variation	(1,288)	(10,480)	9,735	7,872
Paulista Lajeado Energia	Mark to Market	479	1,734	(2,750)	(3,092)
CPFL Telecom	Exchange variation	-	-	3,191	4,450
CPFL Telecom	Mark to Market	-	-	(517)	6
CPFL Brasil	Exchange variation	(1,622)	(13,084)	9,493	9,493
CPFL Brasil	Mark to Market	710	2,449	(4,176)	(4,176)
CPFL Serviços	Exchange variation	(342)	(3,327)	3,456	4,856
CPFL Serviços	Mark to Market	215	440	(525)	(395)
		(116,702)	(1,345,605)	1,174,523	1,788,264

b.1) Zero-cost collar derivative contracted by CPFL Geração

In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the current scenario is favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for same.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At September 30, 2016, the total amount contracted was US$ 91,308, considering the options already settled until this date. The exercise prices of the dollar options vary from R$ 4.20 to R$ 4.40 for the put options and from R$ 5.40 to R$7.50 for the call options.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

These options have been measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this operation has been calculated based on the following premises:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, exercise price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 19.4%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed on an isolated basis, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 790, resulting in a net asset of R$ 57,508.

Measurement of the fair value of these financial instruments, in the amount of R$ 61,962, of which R$ 59,522 refers to the measurement of the asset instruments and R$ 2,440 to the measurement of liability instruments, has been recognized in the statement of profit or loss for the period in line item Finance income, with no recognition of any effects in Other comprehensive income.

The following table reconciles the opening and closing balances of the call and put options for the nine months  ended September 30, 2016, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
As of December 31, 2015	8,820	(2,440)	6,380
Fair value	59,522	2,440	61,962
Net cash recipient by repayment of flows	(11,624)	-	(11,624)

As of September 30, 2016	56,718	-	56,718

c) Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the results of the Company and its subsidiaries.  Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the results.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1) Exchange rate variation

Considering the level of net exchange rate exposure at September 30, 2016 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

	Consolidated
	Exposure R$ thousand (a)			Increase (decrease) R$ thousand
Instruments			Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(5,040,062)			(477,035)	902,239	2,281,514
Derivatives - Plain Vanilla Swap	5,200,392			492,210	(930,940)	(2,354,091)
	160,330		drop of the dollar	15,175	(28,701)	(72,577)

Financial liability instruments	(272,255)			(28,802)	46,462	121,727
Derivatives - Plain Vanilla Swap	277,248			29,330	(47,314)	(123,959)
	4,993		drop of the euro	528	(852)	(2,232)

Total	165,323			15,703	(29,553)	(74,809)

				Increase (decrease) US$ thousand
Instruments	Exposure US$ thousand		Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives - zero-cost collar	91,308	(d)	raise of the dollar	(66,089)	(93,184)	(120,279)

(a) The exchange rates considered as of September 30, 2016 were R$ 3.22 per US$ 1.00 and R$ 3.63 per € 1.00.

(b) As per the exchange curves obtained from information made available by the BM&FBOVESPA, with the exchange rate being considered at R$ 3.53 and R$ 4.01, and exchange depreciation at 9.46% and 10.58%, for the US$ and €, respectively.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the BM&FBOVESPA.

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Based on the net exchange exposure in US$ and in € being an asset, the risk is a drop in the dollar and in €, therefore, the local exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Interest rate variation

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at September 30, 2016 is maintained, and (ii) the respective accumulated annual indexes for the next 12 months remain stable (CDI 14.13% p.a.; IGP-M 10.66% p.a.; TJLP 7.50% p.a.; IPCA 8.48% p.a.; and SELIC 14.15% p.a.), the effects for the next 12 months would be a net finance cost of R$ 1,088,205 (expenses of CDI R$ 1,017,779, IGP-M R$ 7,478, TJLP R$ 345,474 and SELIC R$ 61,540 and income of IPCA R$ 344,066). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on net finance cost would as follows:

	Consolidated
			Raise (drop)
Instruments	Exposure R$ thousand	Risk	Scenario I (a)	Raising/Dropping index by 25% (b)	Raising/Dropping index by 50% (b)
Financial asset instruments	5,993,071		(104,279)	81,356	266,991
Financial liability instruments	(8,230,245)		143,206	(111,726)	(366,657)
Derivatives - Plain Vanilla Swap	(4,965,789)		86,405	(67,411)	(221,226)
	(7,202,963)	raise of the CDI	125,332	(97,781)	(320,892)

Financial liability instruments	(70,154)		4,602	3,883	3,164
	(70,154)	raise of the IGP-M	4,602	3,883	3,164

Financial liability instruments	(4,606,322)		-	(86,369)	(172,737)
	(4,606,322)	raise of the TJLP	-	(86,369)	(172,737)

Financial liability instruments	(87,287)		2,872	4,004	5,137
Derivatives - Plain Vanilla Swap	73,884		(2,431)	(3,389)	(4,348)
Concession financial asset - distribution	4,070,793		(133,929)	(186,748)	(239,566)
	4,057,390	drop of the IPCA	(133,488)	(186,133)	(238,777)

Sector financial asset and liability	(434,916)	raise of the SELIC	7,220	(6,361)	(19,941)

Total	(8,256,964)		3,666	(372,761)	(749,183)

(a) The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of 12.39%, 4.10%, 7.50%, 5.19% and 12.49%, respectively, were obtained from information available in the market.
(b) In compliance with CVM Instruction 475/08, the percentages of increase in indexes were applied to Scenario I indexes.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

(34)   NON-CASH TRANSACTION

	Parent company		Consolidated
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Other transactions
Capital increase in investees with advance for future capital increase	52,680	55,157	-	-
Interest capitalized in property, plant and equipment	-	-	43,568	20,416
Interest capitalized in concession intangible asset - distribution infrastructure	-	-	8,864	8,373
Transfer between property, plant and equipment and other assets	-	-	12,791	9,724

(35)   RELEVANT FACT AND EVENT AFTER THE REPORTING PERIOD

35.1.      Business combination - acquisition of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”).

On July 16, 2016, the Company advised in a Relevant Fact that it had signed an agreement to acquire all the shares issued by AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”) through its fully-owned subsidiary CPFL Jaguariúna Ltda., previously held by AES Guaíba II Empreendimentos Ltda. ("seller"), a fully-owned indirect subsidiary of The AES Corporation.

The transaction was approved by the Administrative Council for Economic Defense - CADE and ANEEL's authorization was obtained on September 9, 2016.

The acquisition was completed on October 31, 2016 ("acquisition date"), after all the prior conditions had been met, and the Company assumed the control of  AES Sul on the same date.

The corporate objective of AES Sul is to provide all forms of public electric energy distribution services, activities regulated by the National Electric Energy Agency ("ANEEL"), linked to the Mines and Energy Ministry. AES Sul is also authorized to participate in programs to promote other forms of energy, technology and services, including the operation of activities directly or indirectly derived from the use of its own assets, rights and technologies.

Its administrative headquarters are located at Rua Dona Laura, 320 – 6th and 10th floors, Rio Branco, Porto Alegre, State of Rio Grande do Sul, Brazil.

AES Sul holds the concession to operate for a 30-year period, to November 5, 2027.

The Company's concession area covers 118 municipalities of the State of Rio Grande do Sul, located between the metropolitan area of Porto Alegre and the frontiers with Uruguay and Argentina, and serves approximately 1.3 million consumers (information not reviewed by the independent auditors).

The acquisition of AES Sul is in line with the Company's expansion strategy, particularly in the Distribution segment, and involves potential gains of scale for its operations. The Company also anticipates significant sinergy in relation to AES Sul's concession area, as another of the Group's major distributors also holds a concession in the State of Rio Grande do Sul.

A consideration of R$ 1,698,455 was transferred in cash, in a single installment, on the acquisition date,  The consideration will be adjusted, within 45 (forty-five) days of the acquisition date, in accordance with the changes in working capital and net indebtedness of AES Sul in the period between December 31, 2015 and the acquisition date.

The agreement includes no clause in relation to the contingent consideration to be paid to the seller. The agreement also provides for compensation to CPFL Jaguariúna in certain cases, up to a maximum of 15% of the total amount paid, if it should suffer losses in the future arising from contingencies initiated in the seller or in any of its subsidiaries in connection with compliance with specific clauses of the agreement.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

The initial accounting is not available at the date of publication of these interim financial statements, as the exact amounts to be considered will be known on the transaction acquisition date, ie. October 31, 2016. The exact amounts to be allocated to the assets and liabilities acquired are not presented in these interim financial statements.

The exact amounts to be allocated to the assets and liabilities acquired will be drawn up by independent assessors, who will issue an economic and financial assessment. Management anticipates that the report will be finalized by October 2017.

Accordingly, no adjustment to the fair values of assets and liabilities was recognized in the reporting period for these interim financial statements.

35.2.      Share acquisition of the Company by State Grid International Development

In a Relevant Fact issued to the market on July 1, 2016, the Company disclosed that its controlling shareholder, Camargo Corrêa S.A. (“CCSA”) had informed it about a proposal received from State Grid International Development Limited. ("purchaser") for the acquisition of its share interest tied to the Company's controlling block. On September 2, 2016, the Company received a letter from CCSA confirming that the acquisition agreement had been signed.

A total of 234,086,204 of the Company's shares, currently held by ESC Energia S.A., a CCSA subsidiary, would be acquired; the shares are tied to the Shareholders'  Agreement and represent approximately 23% of the CPFL Energia’s capital. The purchase price is R$ 25.00 per Company share, subject to adjustments foreseen in the transaction documents. CCSA was advised that for purposes of the transaction, the buyer attributed a value of R$ 12.20 per share to the CPFL Renováveis shares held directly or indirectly by the company.

The 30-day term for the other signatories of the Agreement to exercise their preemptive rights to buy all the shares covered by the transaction, or opt to participate in the transaction and, together with CCSA, dispose of all their shares in the Company tied to the Shareholders' Agreement, at the same price and under the same conditions offered to CCSA by the purchaser, commenced on the date on which the agreement was signed.

On September 23, 2016, in a Relevant Fact, the Company disclosed that it had been advised, in a letter from Previ, that Previ was exercising the right to joint sale foreseen in the Agreement, in order to dispose, together with ESC Energia S.A. and CCSA, of its total share interest tied to the Agreement, amounting to 196,276,558 common shares, or 19.28% of the Company's total capital.

On September 28, 2016, in a Relevant Fact, the Company disclosed that it had been advised, in a letter from Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”), that it was exercising the right to joint sale foreseen in the Agreement, in order to dispose, together with ESC Energia S.A. and CCSA, of its total share interest of 112,196,990 tied shares and 2,813,417 common shares not tied to the Agreement.

Closing of the transaction will be subject to compliance with the customary prior conditions in this type of operation, including authorization from ANEEL. The Administrative Council for Economic Defense – CADE gave its consent on September 22, 2016. Accordingly, the transaction causes no impact on the Company's share structure as of September 30, 2016.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

35.3.      Debentures

35.3.1.    CPFL Renováveis

On September 15, 2016, a meeting of the subsidiary's Board of Directors approved the 4th issue of ordinary unsecured debentures, not convertible into shares, in two series. The issue comprises 40 debentures, 20 in the first and 20 in the second series, with a unit face value of R$ 10,000, amounting to a total of R$ 400,000.

The first series was issued on September 28, 2016 and the amount of R$ 200,000 was received on October 4, 2016; the issue date of the second series will be decided and ratified in due course by a rider to the deed of issue.

The debentures will have a validity term of five years from the issue date and will be covered by a guarantee to be provided by the Company. The funds raised will be used for working capital and other normal Company activities.

35.3.2.   CPFL Geração

On September 23, 2016, a meeting of the Board of Directors approved the ninth issue, by the subsidiary CPFL Geração, of 50,000 ordinary debentures, not convertible into shares, in a single unsecured series, with a value of R$ 50,000. The debenture issue date will be October 17, 2016 and the funds will be used to further the Morro Agudo Substation investment project; they will be covered by a fidejussory guarantee issued by the Company.

The debentures mature on October 17, 2021, in a single installment, subject to the possibility of early redemption.

35.3.3.   CPFL Energia

On October 10, 2016, a meeting of the Board of Directors approved the fifth issue, by the Company, of 62,000 ordinary debentures, not convertible into shares, in a single unsecured series, with a unit value of R$ 10 and a total value of R$ 620,000. The debenture issue date will be October 20, 2016 and the funds will be used for the acquisition of AES Sul.

The debentures mature on October 20, 2020, in a single installment, subject to the possibility of early redemption.

35.3.4.   CPFL Brasil

On October 11, 2016, an Extraordinary General Meeting of the subsidiary approved the third issue of 40,000 ordinary debentures, not convertible into shares, in a single unsecured series, with a unit value of R$ 10 and a total value of R$ 400,000. The debenture issue date will be October 20, 2016 and the funds will be used for the acquisition of AES Sul.

The debentures mature on October 20, 2020, in a single installment, subject to the possibility of early redemption. The debentures will have an additional fidejussory guarantee in the form of a surety to be provided by the Company.

35.4.      Annual Tariff Adjustment – CPFL Piratininga

On 18 October, 2016, ANEEL approved the 2016 annual tariff review - RTA of the subsidiary CPFL Piratininga. Tariffs were increased by an average of -12.54%, of which -5.35% relates to the economic increase and               -7.19% to the financial components, in relation to the latest ordinary tariff event (RTP/2015). An average effect of -24.21% (as disclosed in the Ratification Resolution) will be perceived by consumers, in comparison with the RTP of October 2015. The new tariffs will apply from October 23, 2016 to October 22, 2017.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2016:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	234,086,204	23.00
BB Carteira Livre I FIA	73,008,816	7.17
Bonaire Participações S.A.	1,259,386	0.12
Energia São Paulo FIA	150,146,050	14.75
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	226,778,743	22.28
Camargo Correa S.A.	5,897,311	0.58
Fundação Petrobras de Seguridade Social - Petros	1,861,658	0.18
BNDES Participações S.A.	68,592,097	6.74
Brumado Holdings Ltda. (*)	36,497,075	3.59
Antares Holdings Ltda. (*)	16,967,165	1.67
Other shareholders	202,820,241	19.93
Total	1,017,914,746	100.00

(*) Entities fully controlled by Bradespar S.A., which indirectly holds 5.25% of total shares common shares of CPFL Energia.

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2016 and December 31, 2015:

	September 30, 2016		December 31, 2015
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	693,038,168	68.09	676,084,869	68.08
Administrator	-	-	-	-
Members of the Executive Officers	34,250	-	105,672	0.01
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	324,842,328	31.91	316,823,674	31.91
Total	1,017,914,746	100.00	993,014,215	100.00
Outstanding shares - free float	324,842,328	31.91	316,823,674	31.91

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

	SHAREHOLDING STRUCTURE								Nine months of 2016
	CPFL ENERGIA S/A								Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes / common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		693,038,168	68.08%	100.00%	-	0.00%	0.00%	693,038,168	68.08%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	July 15, 2016
1.2	Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	73,008,816	7.17%	100.00%	-	0.00%	0.00%	73,008,816	7.17%	September 16, 2016
1.3	Bonaire Participações S.A.	33.754.482/0001-24	1,259,386	0.12%	100.00%	-	0.00%	0.00%	1,259,386	0.12%	September 19, 2016
1.4	Energia São Paulo FIA	02.178.371/0001-93	150,146,050	14.75%	100.00%	-	0.00%	0.00%	150,146,050	14.75%	September 19, 2016
1.5	Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	226,778,743	22.28%	100.00%	-	0.00%	0.00%	226,778,743	22.28%	September 16, 2016
1.6	Camargo Correa S.A.	01.098.905/0001-09	5,897,311	0.58%	100.00%	-	0.00%	0.00%	5,897,311	0.58%	July 15, 2016
1.7	Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,861,658	0.18%	100.00%	-	0.00%	0.00%	1,861,658	0.18%	July 31, 2016
	Noncontrolling shareholders		324,876,578	31.92%	100.00%	-	0.00%	0.00%	324,876,578	31.92%
1.8	BNDES Participações S.A.	00.383.281/0001-09	68,592,097	6.74%	100.00%	-	0.00%	0.00%	68,592,097	6.74%	April 29, 2016
1.9	Brumado Holdings Ltda.	08.397.763/0001-20	36,497,075	3.59%	100.00%	-	0.00%	0.00%	36,497,075	3.59%	April 29, 2016
1.10	Antares Holdings Ltda.	07.341.926/001-90	16,967,165	1.67%	100.00%	-	0.00%	0.00%	16,967,165	1.67%	April 29, 2016
1.11	Board of Directors		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	April 29, 2016
1.12	Executive officers		34,250	0.00%	100.00%	-	0.00%	0.00%	34,250	0.00%	July 31, 2016
1.13	Other shareholders		202,785,991	19.92%	100.00%	-	0.00%	0.00%	202,785,991	19.92%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	VBC Energia S.A.	00.095.147/0001-02	260,598,154	25.60%	100.00%	-	0.00%	0.00%	260,598,154	25.60%	June 30, 2016
1.1.2	Camargo Corrêa S.A.	01.098.905/0001-09	781,794,461	76.80%	100.00%	-	0.00%	0.00%	781,794,461	76.80%	June 30, 2016
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		2,953,689	100.00%	97.91%	62,981	100.00%	2.09%	3,016,670	100.00%
1.1.1.1	Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,434,624	0.24%	98.11%	47,018	0.00%	1.89%	2,481,642	0.24%	June 2, 2016
1.1.1.2	Camargo Corrêa S.A.	01.098.905/0001-09	519,065	0.05%	97.02%	15,963	0.00%	2.98%	535,028	0.05%	June 30, 2016
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		2,953,689	100.00%	97.91%	62,981	100.00%	2.09%	3,016,670	100.00%
	4 - Entity: 1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.2.1	Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	0.00%	34.46%	93,099	0.00%	65.54%	142,042	0.01%	April 30, 2012
	Noncontrolling shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.2.2	Other shareholders		3	0.00%	75.00%	1	0.00%	25.00%	4	0.00%
	Total		48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
	5 - Entity: 1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,058,326,175	100.00%	100.00%	-	0.00%	0.00%	1,058,326,175	100.00%
1.1.3.1	Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,175	103.97%	100.00%	-	0.00%	0.00%	1,058,326,175	103.97%	April 28, 2016
	Noncontrolling shareholders		3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
1.1.3.2	Other shareholders		3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
	Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
	6 - Entity: 1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		2,250,000	100.00%	100.00%	-	0.00%	0.00%	2,250,000	33.33%
1.1.2.1	RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	750,000	0.07%	100.00%	-	0.00%	0.00%	750,000	0.07%	April 30, 2015
1.1.2.1.2	RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	750,000	0.07%	100.00%	-	0.00%	0.00%	750,000	0.07%	April 30, 2015
1.1.2.1.3	RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	750,000	0.07%	100.00%	-	0.00%	0.00%	750,000	0.07%	April 30, 2015
	Noncontrolling shareholders		-	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,000	66.67%
1.1.2.1.4	RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.15%	October 1, 2008
1.1.2.1.5	RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.15%	October 1, 2008
1.1.2.1.6	RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.15%	October 1, 2008
1.1.2.1.7	RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0.00%	0.00%	5,760	0.00%	100.00%	5,760	0.00%	October 1, 2008
1.1.2.1.8	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
	7 - Entity: 1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		749,850	100.00%	99.99%	90	60.00%	0.01%	749,940	99.99%
1.1.2.1.1.1	Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	0.07%	99.99%	90	0.00%	0.01%	749,940	0.07%	December 6, 2012
	Noncontrolling shareholders		-	0.00%	0.00%	60	40.00%	100.00%	60	0.01%
1.1.2.1.1.2	Other shareholders		-	0.00%	0.00%	60	0.00%	100.00%	60	0.00%
	Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
	8 - Entity: 1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.2.1.2.1	Renata de Camargo Nascimento	535.804.608-97	749,850	0.07%	99.99%	40	0.00%	0.01%	749,890	0.07%	October 1, 2008
	Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.2.1.2.2	Other shareholders		-	0.00%	0.00%	110	0.00%	100.00%	110	0.00%
	Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
	9 - Entity: 1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.2.1.3.1	Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	0.07%	100.00%	-	0.00%	0.00%	749,850	0.07%	October 1, 2008
	Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.2.1.3.2	Other shareholders		-	0.00%	0.00%	150	0.00%	100.00%	150	0.00%
	Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
											(continue)

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

	10 - Entity: 1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%
1.1.2.1.4.1	Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,940	0.15%	100.00%	-	0.00%	0.00%	1,499,940	0.15%	December 6, 2012
	Noncontrolling shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
1.1.2.1.4.2	Other shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
	Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
	11 - Entity: 1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.2.1.5.1	Renata de Camargo Nascimento	535.804.608-97	1,499,890	0.15%	100.00%	-	0.00%	0.00%	1,499,890	0.15%	October 1, 2008
	Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.2.1.5.2	Other shareholders		110	0.00%	100.00%	-	0.00%	0.00%	110	0.00%
	Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
	12 - Entity: 1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.2.1.6.1	Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	0.15%	100.00%	-	0.00%	0.00%	1,499,850	0.15%	October 1, 2008
	Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.2.1.6.2	Other shareholders		150	0.00%	100.00%	-	0.00%	0.00%	150	0.00%
	Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
	13 - Entity: 1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.2.1.7.1	Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	0.00%	100.00%	-	0.00%	0.00%	1,980	0.00%	October 1, 2008
1.1.2.1.7.2	Renata de Camargo Nascimento	535.804.608-97	1,980	0.00%	100.00%	-	0.00%	0.00%	1,980	0.00%	October 1, 2008
1.1.2.1.7.3	Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	0.00%	100.00%	-	0.00%	0.00%	1,980	0.00%	October 1, 2008
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2.1.7.4	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
	14 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1	Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	12.79%	100.00%	-	0.00%	0.00%	130,163,541	12.79%	November 3, 2009
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
	15 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%
1.3.1	Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,877	6.56%	100.00%	-	0.00%	0.00%	66,728,877	6.56%	July 21, 2014
	Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.3.2	Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
	Total		66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
	16 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1	Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	34.73%	100.00%	-	0.00%	0.00%	353,528,507	34.73%	November 16, 2004
1.4.2	Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	17.82%	100.00%	-	0.00%	0.00%	181,405,069	17.82%	November 16, 2004
1.4.3	Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	0.47%	100.00%	-	0.00%	0.00%	4,823,881	0.47%	November 16, 2004
1.4.4	Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	25.22%	100.00%	-	0.00%	0.00%	256,722,311	25.22%	November 16, 2004
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.4.5	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
	17 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
1.4.1	Fundação CESP	62.465.117/0001-06	5,459,656	0.54%	100.00%	-	0.00%	0.00%	5,459,656	0.54%	November 16, 2004
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.4.1	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
	18 - Entity: 1.8 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.8.1	Banco Nacional de Desenvolvimento Econômico e Social	33.657.248/0001-89	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	September 4, 1974
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.8.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	19 - Entity: 1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
1.8.1	Federal Government (Department of Treasury)	00.394.460/0409-50	6,273,711,452	616.33%	100.00%	-	0.00%	0.00%	6,273,711,452	616.33%	September 28, 2012
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.8.1	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
	20 - Entity: 1.9 Brumado Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%
1.9.1	Antares Holdings Ltda.	07.341.926/0001-90	983,227,791	96.59%	100.00%	-	0.00%	0.00%	983,227,791	96.59%	April 30, 2015
1.9.2	Bradespar S.A.	03.847.461/0001-92	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	April 30, 2015
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.9.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%
	21 - Entity: 1.10 Antares Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%
1.10.1	Bradespar S.A.	03.847.461/0001-92	326,999,999	32.12%	100.00%	-	0.00%	0.00%	326,999,999	32.12%	April 30, 2015
1.10.2	NCF Participações S.A.	04.233.319/0001-18	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	April 30, 2015
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.10.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: September 30, 2016 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form - ITR, for the quarter ended in September 30, 2016, which comprises the balance sheet as of September 30, 2016 and the related statements of income, comprehensive income for the three-month and nine-month periods then ended and changes in shareholders' equity and cash flows for the nine-month periods then ended, including the explanatory notes.

Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and in accordance with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and their presentation in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the nine-month ended in September 30, 2016, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, November 7, 2016

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner
94

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 4, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.